HellerEhrman

AMERICAN ATTORNEYS

美國海陸國際律師事務所


02055001

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

September 19, 2002

SEC FILE NO. 82-4217

SEC MAIL PROCESSING
RECEIVED
SEP 2 4 2002
WASH. D.C. 154 SECTION

SUPPL

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding results of the special general meeting approving new share option scheme, dated August 27, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on August 28, 2002;

(2) The Company's circular regarding proposed disposal of Rosedale Hotel Group Limited, dated August 16, 2002;

dlw 9/25

h:\dlai\ADR\22105\0001\31sec.doc


HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

(3) The Company's circular regarding amendment of the bye-laws, adoption of new share option scheme, termination of existing share option scheme, and general mandates to issue shares and to repurchase securities, dated July 30, 2002;

(4) The Company's announcement regarding proposed disposal of Rosedale Hotel Group Limited, dated July 26, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 29, 2002;

(5) The Company's annual report for the year ended March 31st, 2002; and

(6) The Company's announcement of results for the year ended March 31, 2002, dated July 18, 2002, published (in English language) in The Standard and published (in Chinese language) in Sing Pao Daily News, both on July 19, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Paul Y. - ITC Construction Holdings Limited

h:\dlai\ADR\22105\0001\31sec.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland

The Standard + 852 2833 1030 Wednesday, August 28, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PAUL Y.
ITC

PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESULTS OF THE SPECIAL GENERAL MEETING APPROVAL OF NEW SHARE OPTION SCHEME

The Directors of Paul Y. – ITC Construction Holdings Limited announce that at the Special General Meeting held today the resolution proposed for the approval of the New Share Option Scheme was duly passed.

Terms defined in the circular of Paul Y. – ITC Construction Holdings Limited dated 30th July, 2002 in relation to the approval of the New Share Option Scheme shall have the same meanings when used herein unless provided otherwise.

Results of the Special General Meeting

The Directors are pleased to announce that the ordinary resolution to approve the New Share Option Scheme was duly passed at the Special General Meeting held today. The New Share Option Scheme complies with the revised Chapter 17 of the Listing Rules issued in August 2001.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 27th August, 2002

成報 二零零二年八月二十八日 (星期三)

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

就批准新購股權計劃而召開股東特別大會之結果

保華德祥建築集團有限公司董事會宣佈，於今日召開之股東特別大會中提呈有關批准新購股權計劃之決議案已獲正式通過。

除文義另有所指外，保華德祥建築集團有限公司於二零零二年七月三十日之通函中有關批准新購股權計劃所界定之詞彙與本公佈所採用者具有相同涵義。

股東特別大會之結果

董事會欣然宣佈，有關批准新購股權計劃之普通決議案已於今日召開之股東特別大會中獲正式通過。新購股權計劃乃符合於二零零一年八月頒佈之經修訂上市規則第十七章之規定。

承董事會命
公司秘書
梅靜紅

香港，二零零二年八月二十七日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


PAUL Y
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

PROPOSED DISPOSAL OF ROSEDALE HOTEL GROUP LIMITED

The board of directors of Paul Y announces that on 22nd July, 2002, the Company entered into the Sale and Purchase Agreement with China Land to dispose of the entire issued share capital of and shareholder's loan to Rosedale Hotel Group which indirectly owns Best Western Rosedale on the Park for a cash consideration of HK$250 million. The completion of the Sale and Purchase Agreement is conditional upon the fulfillment or waiver by the relevant party of the conditions set out under the section headed "Conditions" below.

The Disposal constitutes a discloseable transaction for Paul Y under the Listing Rules. A circular containing details of the Disposal will be despatched to shareholders as soon as possible.

Sale and Purchase Agreement dated 22nd July, 2002 ("Sale and Purchase Agreement")

Vendor : Paul Y. - ITC Construction Holdings Limited ("Paul Y")

Purchaser : China Land Group Limited ("China Land"), whose shares are listed on The Stock Exchange of Hong Kong Limited and 65.56% of which is owned by China Strategic Holdings Limited ("China Strategic"), which is, in turn, owned as to 14.55% by Paul Y

Assets to be disposed and consideration

Paul Y will dispose to China Land of the entired issued share capital of, and the shareholder's loans of about HK$482.5 million to Rosedale Hotel Group Limited ("Rosedale Hotel Group") which mainly owns Best Western Rosedale on the Park for a cash consideration of HK$250 million (the "Disposal"). The consideration under the Sale and Purchase Agreement was determined after arm's length negotiation with reference to the net tangible asset value of Rosedale Hotel Group. The pro forma audited consolidated net tangible asset value (excluding the shareholder's loan) of Rosedale Hotel Group is approximately HK$260.1 million as at 31st March, 2002.

In addition, under the Sale and Purchase Agreement, a subsidiary of Paul Y has advanced a loan in a sum of HK$7.16 million to Rosedale Hotel Group and Paul Y has undertaken to advance a further sum of HK$7.16 million to a subsidiary of Rosedale Hotel Group for the repayment of a certain portion of a bank loan due before completion and China Land has undertaken to repay not more than HK$14.32 million to Paul Y at completion. Paul Y is also the existing guarantor in respect of a bank loan and certain bank facilities, amounting to approximately HK$394.5 million, taken out by Rosedale Hotel Group. It is a term of the Sale and Purchase Agreement that China Land will indemnify Paul Y of any loss it may suffer in relation to such loan and facilities for the period from completion of the Sale and Purchase Agreement to the earlier of (i) the date on which such guarantees are replaced by the guarantees provided by China Land or its nominee and (ii) the full repayment of the respective bank loan and bank facilities.

Information of Rosedale Hotel Group

Rosedale Hotel Group indirectly owns 100% interests of Best Western Rosedale on the Park, two hotel management companies, namely Rosedale Hotel Management Limited and Rosedale Hotel Management International Limited, which provide hotel and hospitality management services to Best Western Rosedale on the Park, Rosedale Hotel & Suites • Guangzhou, a four-star hotel located in Guangzhou, the PRC, and a restaurant located adjacent to Best Western Rosedale on the Park known as Cheena.

Best Western Rosedale on the Park is located in Causeway Bay, Hong Kong. The hotel is a 30-storey building comprises 274 guest rooms of various classes, with dining and other facilities including two restaurants, a lounge and six fully equipped function rooms.

The following is a summary of pro forma audited consolidated results of Rosedale Hotel Group for the two years ended 31st March, 2002:-

	2002 *HK$ million*	2001 *HK$ million*
Turnover	64.9	5.0
Profit (loss) before taxation	17.4	(19.9)
Taxation	-	-
Profit (loss) after taxation	17.4	(19.9)

Reason for Disposal

The directors of Paul Y believe that after the Disposal, Paul Y can concentrate on its principal activities which includes construction, property development and investment and manufacturing and trading of construction materials.

The directors of Paul Y consider the investment and operation of hotel business would be managed more effectively under China Land which will focus its activities on hotel operations and investments and other leisure-related businesses. Paul Y will therefore benefit through its investment in China Strategic.

Use of Proceeds

The net proceeds of the Disposal amounted to approximately HK$250 million in cash which will be used as general working capital. No specific use has been determined at this point of time.

Conditions

The Disposal is conditional upon, amongst others, the simultaneous completion of each of the following agreements:

(a) subscription agreement dated 22nd July, 2002 between China Land and Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On") relating to the subscription of 1,000,000,000 new shares of China Land;

(b) placing agreement dated 22nd July, 2002 between China Land and a placing agent relating to the placing of 1,333,333,333 new shares in China Land;

(c) sale and purchase agreement dated 22nd July, 2002 between China Land and Ananda Wing On relating to the sale and purchase of shares in and loans to Shropshire Property Limited; and

(d) sale and purchase agreement dated 22nd July, 2002 between China Land and Hutchison Hotels Holdings (International) Limited relating to the sale and purchase of shares in and loans to Makerston Limited.

Full details of the above agreements are set out in the announcement jointly issued by China Strategic, China Land and Ananda Wing On dated 26th July, 2002.

General

The Disposal constitutes a discloseable transaction for Paul Y under the Rules Governing the Listing of Securities on the Stock Exchange. A circular containing details of the Disposal will be despatched to the shareholders of Paul Y as soon as practicable.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 26th July, 2002

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

須予披露交易
建議出售ROSEDALE HOTEL GROUP LIMITED

保華德祥之董事會於二零零二年七月二十二日宣佈，本公司與中國置地訂立買賣協議，藉以出售珀麗酒店集團(間接持有珀麗酒店)之全部已發行股本及其所欠之股東貸款，涉及之現金代價為250,000,000港元。買賣協議之完成須待下文「條件」一節所載之條件獲有關各方履行或豁免後，方可作實。

根據上市規則，出售事項構成保華德祥一項須予披露交易。一份載有出售事項詳情之通函將盡快寄發予股東。

於二零零二年七月二十二日訂立之買賣協議(「買賣協議」)

賣方：保華德祥建築集團有限公司(保華德祥」)

買方：中國置地集團有限公司(「中國置地」)，其股份於香港聯合交易所有限公司上市，中策集團有限公司(「中策」)擁有其65.56%權益；而保華德祥則擁有中策之14.55%權益。

將予出售之資產及代價

保華德祥將向中國置地出售Rosedale Hotel Group Limited(「珀麗酒店集團」)(主要擁有珀麗酒店)之全部已發行股本及其所欠之股東貸款約482,500,000港元，涉及之現金代價為250,000,000港元(「出售事項」)。買賣協議之代價乃參照珀麗酒店集團之有形資產淨值經公平磋商後始行釐定。於二零零二年三月三十一日，珀麗酒店集團之備考經審核綜合有形資產淨值(不包括股東貸款)約為260,100,000港元。

此外，根據買賣協議，保華德祥之一間附屬公司已向珀麗酒店集團提供一筆7,160,000港元之貸款；而保華德祥已承諾向珀麗酒店集團之附屬公司提供另一筆7,160,000港元之貸款，作為償還於完成前到期之銀行貸款若干部份，而中國置地已承諾於完成時向保華德祥償還不多於14,320,000港元。保華德祥亦為珀麗酒店集團所獲提供之銀行貸款及若干銀行融資約為394,500,000港元之現有擔保人。買賣協議之條款規定，中國置地須就買賣協議完成時起至下列時間止期間內：(i)該等擔保由中國置地或其代理人提供之擔保所取代之日；或(ii)銀行貸款及銀行融資各自獲全數償還之日(兩者以較早者為準)，就保華德祥可能因該等貸款及融資而蒙受之任何損失向保華德祥作出賠償。

珀麗酒店集團之資料

珀麗酒店集團間接持有珀麗酒店之100%權益，兩家為珀麗酒店、廣州珀麗酒店(一家位於中國廣州之四星級酒店)提供酒店及款客管理服務之酒店管理公司(珀麗酒店管理有限公司及珀麗酒店管理國際有限公司)及心軒(一家位於珀麗酒店毗鄰之餐廳)。

珀麗酒店位於香港銅鑼灣。此酒店為一幢30層高大廈，包括274間不同級別之客房、會客廳及其他設施，計有兩間餐廳、酒廊及六個配備完善設備之宴會廳。

下列為截至二零零二年三月三十一日止兩個年度內，珀麗酒店集團之備考經審核綜合業績概要：

	二零零二年 百萬港元	二零零一年 百萬港元
營業額	64.9	5.0
除稅前溢利(虧損)	17.4	(19.9)
稅項	–	–
除稅後溢利(虧損)	17.4	(19.9)

進行出售事項之理由

保華德祥之董事相信，出售事項完成後，保華德祥可專注於其主要業務，包括建築、物業發展及投資與建築材料之製造及買賣。

保華德祥之董事認為，在中國置地之管理下，酒店業務之投資及經營管理效率將會提升，係因中國置地將會全力發展酒店經營、投資及其他與消閒相關之業務。據此，保華德祥將可從其於中策之投資中獲利。

所得款項用途

出售事項之所得款項約為現金250,000,000港元，該筆款項將用作一般營運資金。目前尚未確定該筆款項之特定用途。

條件

出售事項須待(其中包括)下列各項協議於同一時間完成，方可作實：

(a) 中國置地與辰達永安旅遊(控股)有限公司(「辰達永安」)於二零零二年七月二十二日訂立有關認購中國置地之新股1,000,000,000股之認購協議；

(b) 中國置地與配售代理於二零零二年七月二十二日訂立有關配售中國置地之新股1,333,333,333股之配售協議；

(c) 中國置地與辰達永安於二零零二年七月二十二日訂立有關買賣於Shropshire Property Limited之股份及貸款之買賣協議；及

(d) 中國置地與Hutchison Hotels Holdings (International) Limited於二零零二年七月二十二日訂立有關買賣於Makerston Limited之股份及貸款之買賣協議。

有關上述協議之詳情載於二零零二年七月二十六日由中策、中國置地及辰達永安刊登之聯合公佈。

一般事項

根據聯交所證券上市規則，出售事項構成保華德祥一項須予披露交易。一份載有出售事項詳情之通函將盡快寄發予股東。

承董事會命
保華德祥建築集團有限公司
公司秘書
楊夢紅

香港，二零零二年七月二十六日

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2002

RESULTS

The board of directors of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2002, together with the comparative figures for the previous year, as follows:

	Notes	For the year ended 31st March, 2002 HK$'000	2001 HK$'000 (As restated)
Turnover			
The Company and subsidiaries		5,343,810	10,803,255
Share of associates and jointly controlled entities		3,465,959	278,445
		8,809,769	11,081,700
Group turnover	2	5,343,810	10,803,255
Cost of sales		(5,174,038)	(10,046,207)
Gross profit		169,772	757,048
Other revenue		23,829	14,297
Administrative expenses		(175,413)	(554,923)
Other operating expenses		–	(25,246)
Profit from operations	3	18,188	191,176
Finance costs		(38,301)	(211,650)
Investment income (expenses) – net	4	39,584	(18,742)
Loss on disposal and dilution of interests in subsidiaries and associates		(6,688)	(289,190)
Share of results of associates	5	103,901	14,969
Share of results of jointly controlled entities		8,559	293
Profit (loss) before taxation		125,243	(313,144)
Taxation	6	(47,935)	(49,953)
Profit (loss) after taxation		77,308	(363,097)
Minority interests		(6,605)	(91,343)
Profit (loss) attributable to shareholders		70,703	(454,440)
Dividends	7		
Interim dividend paid		10,246	9,801
Final dividend proposed		10,367	9,925
		20,613	19,726
Earnings (loss) per share		*HK cents*	*HK cents*
Basic	8	7.1	(46.3)

Contribution to profit from operations

	2002 HK$'000	2001 HK$'000
Construction and other contracting businesses:		
Building construction	7,256	216,491
Civil engineering	19,210	(232,276)
Specialist works	(25,079)	363
Construction materials	(20,394)	(15,592)
Engineering and infrastructure services	–	178,467
	(18,507)	147,453
Hotel and catering	(13,607)	(14,197)
Property letting	21,994	23,153
Sale of property	28,308	34,767
	18,188	191,176

Geographical segments:

	2002 Turnover HK$'000	2002 Contribution to profit from operations HK$'000	2001 Turnover HK$'000	2001 Contribution to profit from operations HK$'000
Hong Kong	[illegible]	[illegible]	[illegible]	[illegible]
People's Republic of China	41,156	[illegible]	[illegible]	[illegible]
Pacific region and South East Asia	-	-	[illegible]	[illegible]
	5,343,810	18,188	10,803,255	191,176

3. **PROFIT FROM OPERATIONS**

Profit from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	2002 HK$'000	2001 HK$'000
Owned assets	76,321	320,327
Assets held under finance leases and hire purchase contracts	6,710	31,777
	83,031	352,104
Less: Amount capitalised in respect of contracts in progress	(4,099)	(4,529)
	78,932	347,575

4. **INVESTMENT INCOME (EXPENSES) – NET**

	2002 HK$'000	2001 HK$'000
Interest income	38,312	137,996
Deficit arising on revaluation of investment properties	(31,130)	(13,000)
Write back of impairment loss of property interests	53,829	-
Net loss on disposal of long and short term investments	(17,205)	(134,417)
Impairment loss and net realised and unrealised holding loss on investments	(4,222)	(18,728)
Dividend income	-	3,011

8. **EARNINGS (LOSS) PER SHARE**

The calculation of the basic and diluted earnings (loss) per share for the year is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	70,703	(454,440)
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of associated subsidiaries based on dilution of their earnings per share	(2,892)	(7,866)
Earnings (loss) for the purposes of diluted earnings (loss) per share	67,811	(462,306)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	1,002,323,116	981,793,807

For the year ended 31st March, 2002, the computation of diluted earnings per share does not assume the exercise of the Company's share options, warrants and secured convertible redeemable note as their exercise prices are higher than the average market price per share for the year.

For the year ended 31st March, 2001, the computation of diluted loss per share does not assume the conversion of the Company's share options, warrants, secured convertible redeemable note and convertible bonds since their exercise would result in a decrease in loss per share from continuing operations.

REVIEW

Financial Performance and Positions

For the fiscal year ended 31st March 2002, the Group's consolidated turnover decreased by 51% to approximately HK$5,344 million when compared with that of last year. The decline is mainly due to the exclusion of the turnover of Downer, which is no longer consolidated in the accounts of the Group. Excluding the turnover of Downer for the corresponding period last year, reduction in turnover would be narrowed down to approximately 15% mainly due to the decrease in construction work in the building sector.

The Group's profit from operations decreased by 90% to approximately HK$18 million. Such decrease was mainly due to the exclusion of Downer's contribution from operating profits, which is now reflected as share of results of associates. For the same reason and coupled with the lower borrowing costs, finance costs dropped substantially by 82% to HK$38 million. Net investment income of about HK$40 million comprised mainly interest income, net write-back of impairment loss of the Group's interests in properties net of loss on securities trading. Share of results of associates registered a profit of about HK$104 million which was mainly attributable to the contribution from Downer. Profit for the year was HK$71 million and basic earnings per share was 7.1 cents.

		2002	2001
Final dividend proposed		10,367	9,925
		20,613	19,726
Earnings (loss) per share	8	*HK cents*	*HK cents*
Basic		7.1	(46.3)
Diluted		6.8	(47.1)

Notes:

1. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

The Group has changed certain of its accounting policies following its adoption of the following new *Statements of Standard Accounting Practice ("SSAP")* issued by the Hong Kong Society of Accountants which became effective during the year. Certain comparative figures have also been restated to conform with the current year presentation:

(a) SSAP 9 (Revised) "Events After the Balance Sheet Date"
(b) SSAP 14 (Revised) "Leases"
(c) SSAP 26 "Segment Reporting"
(d) SSAP 30 "Business Combinations"

The financial effects of the prior year adjustments due to the changes in accounting policies described above to the consolidated accumulated profit (losses) as at 1st April, 2000 are summarised below:

	HK$'000
Recognition of accumulated amortisation and past impairment losses of goodwill on adoption of SSAP 30	(466,565)
Exclusion of previously amortised goodwill from calculation of gain/loss on disposal and dilution of interests in subsidiaries on adoption of SSAP 30	31,811
Derecognition of liability for dividend proposed on adoption of SSAP 9	9,801
	(424,953)

The effect of the change in accounting policy on adoption of SSAP 30 on the results for the current and prior year is as follows:

	2002 *HK$'000*	2001 *HK$'000*
Amortisation of goodwill	(2,305)	(29,346)
Share of amortisation of goodwill of associates	(18,723)	–
Exclusion of previously amortised goodwill from calculation of gain/loss on disposal and dilution of interests in subsidiaries and associates	10,447	44,726
	(10,581)	15,380

2. SEGMENTAL INFORMATION

Analyses of the Group's turnover and contribution to profit from operations by geographical market and by principal activity are as follows:

Business segments:

	2002			2001		
	External HK$'000	Inter-segment HK$'000	Total HK$'000	External HK$'000	Inter-segment HK$'000	Total HK$'000
Turnover						
Construction and other contracting businesses						
Building construction	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Civil engineering	[illegible]	1,541	[illegible]	[illegible]	[illegible]	[illegible]
Specialist works	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Construction materials	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Engineering and infrastructure services	-	-	-	[illegible]	-	[illegible]
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Hotel and catering	[illegible]	-	[illegible]	[illegible]	-	[illegible]
Property letting	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Sale of property	[illegible]	-	[illegible]	[illegible]	-	[illegible]
Elimination	-	[illegible]	[illegible]	-	[illegible]	[illegible]
	[illegible]	-	[illegible]	[illegible]	-	[illegible]

	2002	2001
properties	[illegible]	[illegible]
Write back of impairment loss of property interests	57,829	–
Net loss on disposal of long and short term investments	(17,205)	(134,417)
Impairment loss and net realised and unrealised holding loss on investments	(4,222)	(18,728)
Dividend income	–	3,011
Amortisation of redemption premium of debt securities	–	6,396
	39,584	(18,742)

5. SHARE OF RESULTS OF ASSOCIATES

In February 2001, Downer EDI Limited ("Downer"), which was formerly a subsidiary of the Company, became the Group's principal associate. Downer is a company listed in Australia and its financial year end date is 30th June. In the consolidated balance sheet at 31st March, 2001, the Group's interests in associates included the Group's share of net assets of Downer calculated based on the financial information made up to 31st March, 2001. Commencing on 1st April, 2001, only published financial information of Downer will be available and used by the Group in applying the equity method. Accordingly, the Group's share of interest in Downer at 31st March, 2002 is calculated based on the net assets of Downer at 31st December, 2001 and the results from 1st April, 2001 to 31st December, 2001. Pursuant to the adoption of SSAP 30, the Group's unamortised premium arising from the acquisition of Downer and its subsidiaries of approximately HK$278,103,000 (2001: HK$242,848,000) is capitalised as part of the Group's interests in associates at 31st December, 2001.

6. TAXATION

	2002 *HK$'000*	2001 *HK$'000*
The charge comprises:		
Hong Kong Profits Tax		
Current year	7,721	58,756
(Over)underprovision in previous years	(638)	30
	7,083	58,786
Overseas taxation	4,390	25,586
Share of tax on results of associates	42,924	5,278
Share of tax on results of jointly controlled entities	12	13
	54,409	89,663
Deferred taxation	(6,474)	(39,710)
	47,935	49,953

Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits derived from Hong Kong for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

Deferred taxation has been provided for on timing differences arising during the year.

7. DIVIDENDS

	2002 *HK$'000*	2001 *HK$'000*
Interim dividend paid for 2002 – 1.0 cent (2001: 1.0 cent) per share	10,246	9,801
Final dividend proposed for 2002 – 1.0 cent (2001: 1.0 cent) per share	10,367	9,925
	20,613	19,726
Final dividend paid for 2001 – 1.0 cent (2000: 1.0 cent) per share	9,925	9,852

The amount of the final dividend proposed for the year, which will be in scrip form with a cash option, has been calculated by reference to the 1,036,744,924 shares in issue.

... mainly interest income, net write-back of impairment loss of the Group's interests in properties net of loss on securities trading. Share of results of associates registered a profit of about HK$104 million which was mainly attributable to the contribution from Downer. Profit for the year was HK$71 million and basic earnings per share was 7.1 cents.

Special attention is being drawn to the fact that since Downer ceased to be a subsidiary in mid February 2001 and given that Downer is separately and independently listed on the Australian Stock Exchange, the Group's results for this year refer only to those publicly available information published by Downer. As such, only nine months results of Downer ended 31st December, 2001 have been accounted for in the Group's results for this year.

In addition, in order to provide a closer comparative basis between the Group's results for this year and those for last financial year, the following proforma comparison has been prepared for reference. Such proforma presentation was prepared on the basis as if Downer was equity accounted for and reflected as a share of results of associates for the year ended 31st March, 2001.

	31/3/2002 *HK$'000*	31/3/2001 *HK$'000*
Turnover	5,343,810	6,272,345
Cost of sales	(5,174,038)	(6,149,942)
Gross profit	169,772	122,403
Other revenue	23,829	14,297
Administrative expenses	(175,413)	(222,997)
Other operating expenses	–	(1,933)
Profit (loss) from operations	18,188	(88,230)
Finance costs	(38,301)	(95,405)
Investment income (expenses) – net	39,584	(44,562)
Loss on disposal and dilution of interests in subsidiaries and associates	(6,688)	(289,190)
Share of results of associates	103,901	87,817
Share of results of jointly controlled entities	8,559	293
Profit (loss) before taxation	125,243	(429,277)
Taxation	(47,935)	(41,348)
Profit (loss) before minority interests	77,308	(470,625)
Minority interests	(6,605)	16,185
Profit (loss) for the year	70,703	(454,440)

When compared with the Group's financial position as at last year end, the total assets of the Group shown no material change and stood at HK$6,193 million while net current assets increased by 21% to some HK$468 million. Current assets have been maintained at 1.2 times of current liabilities. The net debt to equity ratio increased slightly by 0.03 to 0.23 times at this year end. As a result of the release of translation reserve amounting to some HK$101 million due to the appreciation of the Australian dollars in relation to and the dilution of the Group's interest in Downer, dividends paid of HK$14 million and the profit of HK$71 million during this year, shareholders' funds increased by 6% to HK$2,995 million which represents HK$2.9 per share.

Net cash inflow from operations was about HK$6 million and outflow of HK$73 million in respect of investing, financing and other activities, resulting in a net decrease in cash of about HK$67 million for the year. Operating cash flow per share was HK$0.6 cents. Cash on hand at year end was HK$602 million.

The Condensed Consolidated Balance Sheet as at 31st March, 2002 is as follows:

	2002 HK$'000	2001 HK$'000 (As restated)
NON-CURRENT ASSETS		
Investment properties, property, plant and equipment	1,856,515	1,785,402
Goodwill	18,442	20,747
Interests in associates and jointly controlled entities	856,375	703,181
Investments in securities and long term investments	675,318	784,541
	3,406,650	3,293,871
CURRENT ASSETS		
Amounts due from customers for contract works	375,414	367,784
Debtors and prepayments	1,371,982	1,441,677
Short term bank deposits, bank balances and cash	601,690	590,440
Other current assets	437,263	483,106
	2,786,349	2,883,007
CURRENT LIABILITIES		
Amounts due to customers for contract works	613,911	804,685
Creditors and accrued expenses	1,135,357	1,275,854
Bank and financial institution borrowings		
- due within one year	468,267	60,791
Other loan	-	321,760
Other current liabilities	101,304	33,096
	2,318,839	2,496,186
NET CURRENT ASSETS	467,510	386,821
TOTAL ASSETS LESS CURRENT LIABILITIES	3,874,160	3,680,692
MINORITY INTERESTS	15,664	15,162
NON-CURRENT LIABILITIES		
Bank and financial institution borrowings		
- due after one year	827,582	338,270
Convertible note	-	450,000
Deferred taxation	35,884	42,358
	863,466	830,628
NET ASSETS	2,995,030	2,834,902
CAPITAL AND RESERVES		
Share capital	103,675	99,249
Reserves	2,891,355	2,735,653
SHAREHOLDERS' FUNDS	2,995,030	2,834,902

The Condensed Consolidated Cash Flow Statement for the year ended 31st March, 2002 is as follows:

	2002 HK$'000	2001 HK$'000
Net cash inflow from operating activities	6,105	650,164
Net cash outflow from returns on investments and servicing of finance	(2,377)	(146,577)
Net cash outflow from taxation	(21,325)	(109,242)
Net cash outflow from investing activities	(91,803)	(427,767)
Net cash outflow before financing	(109,400)	(33,422)
Net cash inflow (outflow) from financing	42,115	(650,748)

In general, contracts in Hong Kong progressed well. Turnover of building construction recorded a 20% drop to HK$3,117 million which reflected the substantial decrease in public housing works. The civil engineering and specialist segments also recorded 8% and 22% turnover drops to HK$1,329 million and HK$587 million respectively. Despite highly competitive market conditions, the Group managed to improve the margin by implementing various cost control measures. Both building construction and civil engineering work delivered positive contributions to the operating margin while specialist works suffered a loss due to severe market competition.

The construction materials division suffered losses due to a 50% reduction in its turnover which was caused by a shrinking public housing market.

Property, hotel and catering operations

Total value of the property portfolio, excluding those self-occupied properties, amounted to some HK$1,289 million as at the year end, equivalent to 21% of the total assets of the Group. Included in the property portfolio are Paul Y. Centre, the Group's headquarters in Kwun Tong, Best Western Rosedale on the Park in Causeway Bay, In-Zone, a shopping arcade in Wanchai, and certain investment properties in the PRC.

Although the overall rental rates of the investment properties had been reduced, the occupancy rate was maintained at the satisfactory level of around 91% at the year end. In-Zone has been 52% let at the year end. Sales of properties delivered a satisfactory contribution of HK$28 million to the operating margin with only a few residential flats of Cathay Lodge remained for sale which were all sold subsequent to year end. Though hotel and catering business was severely affected by the stagnant economy and the 911 Crisis and recorded a negative margin, there is a gradual recovery in 2002.

MAJOR ASSOCIATE – DOWNER

Downer reported a revenue of A$1.624 million (HK$6,729 million) and A$1,242 million (HK$5,146 million) and a net profit after tax of A$46 million (HK$188 million) and A$20 million (HK$84 million) for the year ended 30th June, 2001 and six months ended 31st December, 2001 respectively. As at this year end, the Group held 352,727,322 shares in Downer which is equivalent to about 36.86% of the then issued ordinary share capital or about 33.49% on a fully diluted basis.

Downer is a preferred supplier of engineering and infrastructure management services to the rail, public and private road, telecommunications, power, and mining and resource sectors in Australia, New Zealand and Asia.

Downer, a top 150 listed company on the Australian Stock Exchange, has total assets of A$1.7 billion, 11,000 employees and an annual turnover of over A$2.5 billion.

Its services are organised through five operating divisions that have common core competencies. These core competencies include value-adding skills in engineering, design and asset management and maintenance to provide clients with single source solutions.

Downer's divisions are: EDI Rail (rail division), Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division) and Century Resources (resource services division).

MAJOR INVESTMENT – CHINA STRATEGIC HOLDINGS LIMITED ("CHINA STRATEGIC")

The 17.45% equity interest in China Strategic, a diversified investment holding and property group with its shares listed on the Stock Exchange of Hong Kong Limited ("Stock Exchange"), continues to be a long-term strategic investment of the Group. It is expected that the Group will benefit not only from the investment in but also the business networking

The board of directors has also proposed that the final dividend should be satisfied by way of a scrip dividend of shares, with an option to elect cash in respect of part or all of such dividend. The market value of the shares to be issued under the scrip dividend proposal will be fixed by reference to the average of the closing prices of the Company's shares for the three consecutive trading days ending 4th October, 2002 less a discount of five per cent. of such average price or the par value of shares, whichever is the higher. The proposed scrip dividend is conditional upon the Stock Exchange granting listing of, and permission to deal in, the new shares to be issued and the passing at the forthcoming annual general meeting of the Company of an ordinary resolution to approve the final dividend. A circular giving full details of the scrip dividend proposal and a form of election will be sent to shareholders.

CLOSE OF REGISTERS OF MEMBERS AND WARRANTHOLDERS

The Company's registers of members and warrantholders will be closed from 2nd October, 2002 to 4th October, 2002, both dates inclusive, during which period no share or warrant transfers shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates, and all duly completed and signed subscription forms in respect of warrants of the Company accompanied by the amount due on subscription, must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by 4:00 p.m. on 30th September, 2002.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year ended 31st March, 2002, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities.

OUTLOOK

In light of the continuing global economic downturn, it is expected that the local economy will also remain stagnant. Gross value of construction work in Hong Kong has been on a downward trend in the past few years. This has led to intensified competition and consequently lighter margin. Facing these difficulties, the Group continued to implement cost reduction and streamlining measures to enhance its cost competitiveness. This is evident in the 29% growth of the Group's work on hand in the past year. With its comprehensive skill base, proven track records and diversified client base, the Group is confident in securing new prospects in local construction market.

Mainland China is the Group's targeted growth market. With established track record and networking in China since the late 80's, the Group has further plans of forming alliances to take advantage of the opportunities in the Mainland arising from China's entry to World Trade Organisation and hosting of the 2008 Olympic Games. The Group will also focus on the export of Mainland based expertise, personnel and products to the international markets. To support this expansion strategy, the Group has already entered into an agreement to acquire a significant equity interest in a state-owned grade 1 construction company based in Beijing. This Company operates with a large national footprint and over 40 years of successful track record. It is anticipated that permission to proceed with this acquisition will be granted by the relevant attributes in this summer. This mature and fully localised operation will enable the Group to accelerate the Group's growth plans in China.

In Australia and the South Pacific region, Downer has continued to increase its forward order book and, as the global trend towards outsourcing engineering services continues, its outlook is encouraging and promising. With its track record of steady earnings growth, our Board is confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

	2002 HK$'000	2001 HK$'000
Net cash inflow from operating activities	6,105	650,164
Net cash outflow from returns on investments and servicing of finance	(2,377)	(146,577)
Net cash outflow from taxation	(21,325)	(109,242)
Net cash outflow from investing activities	(91,803)	(427,767)
Net cash outflow before financing	(109,400)	(33,422)
Net cash inflow (outflow) from financing	42,115	(650,748)
Decrease in cash and cash equivalents	(67,285)	(684,170)
Cash and cash equivalents brought forward	588,216	1,314,426
Effect of foreign exchange rate changes	-	(42,040)
Cash and cash equivalents carried forward	520,931	588,216
Analysis of the balances of cash and cash equivalents:		
Short term bank deposits, bank balances and cash	601,690	590,440
Bank borrowings with less than three months of maturity when raised	(80,759)	(2,224)
	520,931	588,216

OPERATIONS

Contracting and construction materials

During the year, the Group secured new contracts with an aggregate attributable value of approximately HK$5,261 million, which comprised some HK$3,305 million of building construction contracts, some HK$853 million of civil engineering contracts and some HK$1,103 million of specialist works. When compared with last financial year end, contracts on hand and the value of work remaining at this year end increased by 29% to approximately HK$14,599 million and 12% to approximately HK$6,055 million respectively. The profile of contracts on hand at 31st March, 2002 is as follows:

	Value of contracts on hand as at 31/3/2002 HK$'million	Value of work remaining as at 31/3/2002 HK$'million
Building construction	11,661	4,689
Civil engineering	1,946	530
Specialist works	992	836
	14,599	6,055

Some of the major contracts are as follows:

	Value of contracts on hand as at 31/3/2002 HK$'million	Value of work remaining as at 31/3/2002 HK$'million
Cheung Kong Center, Central	2,890	187
Cyberport Residential Development (Contract R1a & R1b)	2,558	2,558
Cyberport Commercial Development (Contract C1)	1,131	275
The Victoria Towers, Tsim Sha Tsui	951	395
Harbourfront Landmark, Hung Hom	800	84
Lei Yue Mun Estate, Phase I	796	369
Site Formation for Lamma Power Station Extension	724	334
Tiu Keng Leng Stations & Tunnels (MTRC Contract 602) – 70% joint venture	709	23
Tseung Kwan O Area 73A Phase 3	490	402
Sheraton Hong Kong Hotel & Towers Guestroom Refurbishment	232	232
Others	3,318	1,296
	14,599	6,055

Subsequent to the year end, the Group secured further new contracts with an aggregate attributable value of approximately HK$1,295 million, which comprised some HK$1,241 million of building construction contracts and some HK$54 million of specialist works.

Downer's divisions are: EDI Rail (rail division), Downer Engineering (engineering division), Works Infrastructure (infrastructure division), Roche Mining (mining division) and Century Resources (resource services division).

MAJOR INVESTMENT – CHINA STRATEGIC HOLDINGS LIMITED ("CHINA STRATEGIC")

The 17.45% equity interest in China Strategic, a diversified investment holding and property group with its shares listed on the Stock Exchange of Hong Kong Limited ("Stock Exchange"), continues to be a long-term strategic investment of the Group. It is expected that the Group will benefit not only from the investment in but also the business networking capabilities of China Strategic in China.

Pursuant to a share placement of China Strategic completed after the balance sheet date, the Group's equity interest in China Strategic is diluted to 14.55%.

LIQUIDITY AND CAPITAL RESOURCES

The Group currently maintains a variety of credit facilities to meet its working capital requirements. During the year, the Group obtained new bank loans in the amount of HK$889 million. The loans bear interest at market rates and are with terms of repayment ranging from one year to eight years. The proceeds were used for general working capital purposes and to refinance the repayment of the convertible note. As at 31st March 2002, the Group's total borrowings amounted to HK$1,296 million with HK$468 million repayable within one year and HK$828 million repayable after one year. Cash balances at 31st March, 2002 amounted to HK$602 million.

As at the year end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio increased slightly from 0.41 at last year end to 0.43 which is calculated based on the total borrowings of HK$1,296 million and the Group's shareholders' funds of HK$2,995 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 31st March, 2002, the Group employed a total of approximately 1,780 full time employees. Remuneration packages comprised of salary and year-end bonuses based on individual merits. No share options were granted or exercised during the year.

PLEDGE OF ASSETS

As at 31st March, 2002, certain of the Group's properties and debtors with an aggregate value of approximately HK$1,554 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the year end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts and guarantees given to banks and financial institutions on general banking facilities granted to associates and a jointly controlled entity of HK$607 million and HK$93 million respectively.

SECURITIES IN ISSUE

As at 31st March, 2002, there were 1,036,744,924 shares in issue and outstanding share options over a total of 54,449,206 shares. Subscription prices remained at HK$0.6048 and HK$0.5552 for the share options over 38,349,206 shares and 16,100,000 shares respectively.

During the year, an aggregate of 44,256,532 shares were issued by way of scrip dividend while the secured convertible redeemable note of HK$450,000,000 was repaid in full. In addition, the Company granted bonus warrants to shareholders at a pro-rata basis of one warrant for every five shares then held which confer rights to the holders to subscribe up to approximately HK$82 million in cash for shares of HK$0.10 each at an initial subscription price of $0.40 per share. These warrants are exercisable at any time on or before 29th August, 2003 and none has been exercised up to 31st March, 2002.

FINAL DIVIDEND

The board of directors has resolved to recommend the payment of a final dividend of 1 cent per share for the year ended 31st March, 2002 (2001: 1 cent per share) to shareholders whose names appear on the Company's register of members as at the close of business on 4th October, 2002. The final dividend is expected to be paid to shareholders by post on or around 31st October, 2002.

Company operates with a large national footprint and over 40 years of successful track record. It is anticipated that permission to proceed with this acquisition will be granted by the relevant authorities in this summer. This mature and fully localised operation will enable the Group to accelerate the Group's growth plans in China.

In Australia and the South Pacific region, Downer has continued to increase its forward order book and, as the global trend towards outsourcing engineering services continues, its outlook is encouraging and promising. With its track record of steady earnings growth, our Board is confident that Downer will continue to enhance the Group's ability to maintain a stable income stream and create investment value.

In the years to come, the Group will continue its business and investment diversification strategy by venturing into different geographical markets where sound business opportunities are identified, with its primary focus on the China market, and investments generating earnings growth. Barring unforeseeable circumstances, the Group is well positioned to capture its prospects and meet the challenges ahead.

APPRECIATION

On behalf of the board of directors, I would like to take this opportunity to express my appreciation to the shareholders for their support, to the management and staff for their dedicated efforts and to our client, consultants and partners for all their valuable assistance offered during this past year.

PUBLICATION OF RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group of the year ended 31st March, 2002 containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 18th July, 2002

Website: http://www.pyitc.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Paul Y. - ITC Construction Holdings Limited (the "Company") will be held at 18th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 27th August, 2002 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March, 2002.
2. To declare the final dividend for the year ended 31st March, 2002.
3. To re-elect retiring directors and to fix the directors' remuneration.
4. To re-appoint auditors and to authorise the board of directors to fix their remuneration.
5. To transact any other ordinary business of the Company.

By Order of the Board
Mui Ching Hung, Joanna
Secretary

Hong Kong, 18th July, 2002

Principal Place of Business:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Notes:

1. A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote in his stead. A proxy need not be a member of the Company.
2. In order to be valid, the form of proxy together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority, must be deposited at the Company's principal place of business at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong not less than 48 hours before the time appointed for the meeting or any adjournment thereof.
3. The register of members of the Company will be closed for the purposes of determining the entitlements to the proposed final dividend from Wednesday, 2nd October, 2002 to Friday, 4th October, 2002, both dates inclusive, during which period no transfer of shares shall be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by 4:00 p.m. on Monday, 30th September, 2002.
4. The register of warrantholders of the Company will be closed from Wednesday, 2nd October, 2002 to Friday, 4th October, 2002, both dates inclusive, during which period no transfer of warrants shall be effected. Holders of the Company's warrants who wish to exercise their subscription rights to subscribe for shares which will qualify for the proposed final dividend must lodge the relevant warrant certificates together with the subscription forms, duly completed and signed, and the requisite subscription monies with the Company's share registrars in Hong Kong, Secretaries Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration by 4:00 p.m. on Monday, 30th September, 2002.

TOTAL P.05



UCTION HOLDINGS LIMITED

築集團有限公司）

達註冊成立之有限公司）

月三十一日止年度業績公佈

據以下數據計算：

	二零零二年 千港元	二零零一年 千港元
損）	70,703	(454,440)
及利潤之攤佔調整	(2,892)	(7,866)
損）	67,811	(462,306)
通股加權平均數	1,002,323,116	981,793,807

止年度每股攤薄盈利時，並無假設本公司購股權、認股權證及有抵押般等之行使價高於本年度每股平均市場價格。

日止年度每股攤薄虧損時，由於本公司購股權、認股權證及有抵押可會導致之每股虧損減少，因此並無假設本公司購股權、認股權證及有

政年度，本集團之綜合營業額降至約5,344,000,000港元，與ner之營業額不再綜合於本集團之賬目。倘不計入去年同期減幅將收窄至約15%，主因是建築業內樓宇建築工程減少。

8,000,000港元，主因是Downer之經營溢利貢獻不再計入本集。在同業理由及借貸成本降低之情況下，融資成本大幅下降、淨額約為40,000,000港元，主要來自利息收入。撥回本集團虧損淨額。攤佔聯營公司業績錄得溢利約104,000,000港元。溢利為71,000,000港元，每股基本盈利為7.1港仙。

二零零一年二月中已不再是本集團之附屬公司，而Downer本集團年內之業績僅包括Downer已向公眾公佈之資料，因截至二零零一年十二月三十一日止九個月之業績。

本集團在本年內及上一個財政年度之業績，編製以下備考呈列之數據乃假設截至二零零一年三月三十一日止年度內，聯營公司業績之形式在賬目內反映。

	二零零二年 三月三十一日 千港元	二零零一年 三月三十一日 千港元
	5,343,810	6,272,345
	(5,174,038)	(6,149,942)
	169,772	122,403
	23,829	14,297
	(175,413)	(222,997)
	—	(1,933)
	18,188	(88,230)
	(38,301)	(95,405)
	39,584	(44,562)
生所致虧損	(6,688)	(289,190)
	103,901	87,817
	8,559	293
	125,243	(429,277)
	(47,935)	(41,348)
	77,308	(470,625)
	(6,605)	16,185
	70,703	(454,440)

況，本集團之總資產並無重大變動，維持於6,193,000,000至約468,000,000港元。流動資產維持在流動負債之1.2倍。率微增0.03倍至0.23倍。因澳元升值及本集團之Downer利益匯兌儲備負額因此減少約101,000,000港元。計入已付股息港元後，股東資金增加6%，上升至2,995,000,000港元，相

000港元，而投資、融資及其他業務之現金流出淨額為淨額減少約67,000,000港元。每股經營現金流量為0.6港仙。0,000港元。

合資產負債表如下：

	二零零二年 千港元	二零零一年 千港元 (經重列)
	1,856,515	1,785,402
	18,442	20,747

於本年度結束後，本集團取得之其他新合約總值約為1,295,000,000港元，其中約1,241,000,000港元為樓宇建築工程合約及約54,000,000港元為專項工程合約。

在香港，工程合約進展大致順利。樓宇建築工程之營業額下跌20%，降至3,117,000,000港元，反映公營房屋工程大幅減少。土木工程及專項工程之營業額亦分別下跌8%及22%，降至1,329,000,000港元及587,000,000港元。即使市場競爭極為劇烈，但本集團致力採取多項成本控制措施，藉此改善利潤水平。樓宇建築及土木工程對經營溢利有正面貢獻。由於市場競爭劇烈，專項工程蒙受虧損。

由於公營房屋市場收縮，建築材料部門營業額下跌50%，因而導致虧損。

物業、酒店及餐飲業務

本年度結束時，物業組合總值（不包括自用物業）約共達1,289,000,000港元，相等於本集團總資產之21%。物業組合包括本集團位於觀塘之總部保華企業中心，位於銅鑼灣之翡翠酒店，位於灣仔之購物商場圖泰新城及位於中國之若干投資物業。

雖然年內投資物業之整體租金下調，幸而出租率尚能維持在約91%之滿意水平。本期間結束時，圖泰新城已租出52%。銷售物業情況理想，帶來28,000,000港元之經營溢利，而圖泰新宇之少量待售住宅單位已於本年度結束後全部售出。即使經濟市道低迷，加上911災難，酒店及餐飲業務於年內受到嚴重影響及錄得虧損，但業務於二零零二年已逐步回升。

主要聯營公司－Downer

截至二零零一年六月三十日止年度及截至二零零一年十二月三十一日止六個月，Downer分別錄得1,624,000,000澳元（6,729,000,000港元）及1,242,000,000澳元（5,146,000,000港元）之收入，以及除稅後溢利淨額46,000,000澳元（188,000,000港元）及20,000,000澳元（84,000,000港元）。於本年度結束時，本集團持有Downer之352,727,322股股份，約相等於其當時已發行普通股本36.86%，而按全面攤薄基準計算，則約相等於33.49%。

Downer乃一家著名工程及基建管理服務供應商，為澳洲、紐西蘭及亞洲之鐵路、公私營道路、電訊、電力以及礦務及資源行業提供服務。

Downer為澳洲證券交易所150家頂尖上市公司之一，擁有資產1,700,000,000澳元，僱員人數11,000人及全年營業額超過2,500,000,000澳元。

該公司之服務範疇由同樣擁有所專注核心業務之五個經營部門提供。此等專注核心業務包括於工程、設計及資產管理及維修保養之增值技巧，為客戶提供單一來源解決方案。

Downer之部門為：EDI Rail（鐵路部門）、Downer Engineering（工程部門）、Works Infrastructure（工務部門）、Roche Mining（礦務部門）及Century Resources（資源服務部門）。

主要投資－中策集團有限公司（「中策集團」）

本集團於中策集團（其為一個多元化投資控股及物業集團，其股份在香港聯合交易所有限公司（「聯交所」）上市）之17.45%股權繼續為本集團之長線策略性投資。預期本集團不僅會從有關投資獲得回報，尚會從中策集團在中國廣佈之網絡獲得助力。

根據中策集團於結算後完成之股份配售，本集團於中策集團之股份權益被攤薄至14.55%。

流動資金及資本來源

本集團目前有多項信貸作為其所需之營運資金。年內，本集團獲889,000,000港元之新借銀行貸款。該等貸款按市場息率計息，還款期由一年至八年不等。有關款項已用作一般營運資金及提供可換股票據重新還款安排所需資金。於二零零二年三月三十一日，本集團借款共約1,296,000,000港元，其中468,000,000港元於一年內償還，另外828,000,000港元於一年後償還。於二零零二年三月三十一日之現金結餘為602,000,000港元。

於年終時，本集團全部借款均按浮動息率計息，並以港元為單位。按借款總額約1,296,000,000港元及本集團之股東資金2,995,000,000港元計算，本集團之資本負債比率由去年年終時之0.41增至0.43。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零二年三月三十一日，本集團共聘用約1,780名全職僱員。酬金包括薪金及按表現個別發放之年終獎金。年內概無任何購股權獲行使。

資產抵押

於二零零二年三月三十一日，本集團總值約1,554,000,000港元之若干物業及應收賬項，及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

或然負債

於本年度結束時，本集團有若干或然負債，其中包括仍然有效之建築合約履約擔保書，涉及款額607,000,000港元，另因聯營公司及共同控制機構所獲一般銀行信貸而向銀行及財務機構提供之擔保，涉及款額93,000,000港元。

已發行證券

於二零零二年三月三十一日，已發行股份共1,036,744,924股，另有可合共認購54,449,206股股份之尚未行使購股權。認購價維持不變，其中38,349,206股股份及16,100,000股股份之認購價分別為0.6048港元及0.5552港元。

於本年度內，透過以股代息發行總數44,256,532股股份，而本金額450,000,000港元之有抵押可換股可贖回票據已全部償還。此外，本公司按比例向股東授出紅利認股權證，比例為當時每持有三股股份可獲授一份認股權證。認股權證持有人可以現金方式按每股0.40港元之初步認購價，認購每股面值0.10港元之股份最多約82,000,000港元，

	千港元	
	1,856,515	1,785,402
	18,442	20,747
	856,375	703,181
	675,318	784,541
	3,406,650	3,293,871
	375,414	367,784
	1,371,982	1,441,677
	601,690	590,440
	437,263	483,106
	2,786,349	2,883,007
	613,911	804,685
	1,135,357	1,275,854
款	468,267	60,791
	—	321,760
	101,304	33,096
	2,318,839	2,496,186
	467,510	386,821
	3,874,160	3,680,692
	15,664	15,162
款	827,582	338,270
	—	450,000
	35,884	42,358
	863,466	830,628
	2,995,030	2,834,902
	103,675	99,249
	2,891,355	2,735,653
	2,995,030	2,834,902

年度之簡明綜合現金流動表如下：

	二零零二年 千港元	二零零一年 千港元
	6,105	650,164
額	(2,377)	(146,577)
	(21,325)	(109,242)
	(91,803)	(427,767)
	(109,400)	(33,422)
	42,115	(650,748)
	(67,285)	(684,170)
	588,216	1,314,426
	—	(42,040)
	520,931	588,216
	601,690	590,440
款	(80,759)	(2,224)
	520,931	588,216

值約5,261,000,000港元，其中約3,305,000,000港元為樓宇建築
木工程合約，而約1,103,000,000港元則為專項工程合約。於本
及尚餘之工程價值相較上一個財政年度結束時分別上升29%至
5,055,000,000港元。於二零零二年三月三十一日之持有合約資

	二零零二年 三月三十一日 持有工程合約價值 百萬港元	二零零二年 三月三十一日 餘下工程價值 百萬港元
	11,661	4,689
	1,946	530
	992	836
	14,599	6,055

	二零零二年 三月三十一日 持有工程合約價值 百萬港元	二零零二年 三月三十一日 餘下工程價值 百萬港元
	2,890	187
1b)	2,558	2,558
	1,131	275
	951	395
	800	84
	796	269
程	724	334
)一70%合營項目	709	23
	490	402
	232	232
	3,318	1,296
	14,599	6,055

+852 2372 0641

以股代息發行總數44,256,532股股份，而本金額450,000,000港元之有抵押可換股可贖回票據已全部償還。此外，本公司按比例向股東發出紅利認股權證，比例為當時每持有五股股份可獲授一份認股權證，認股權證持有人可以現金方式按每股0.40港元之初步認購價，認購每股面值0.10港元之股份最多約82,000,000港元。此等認股權證可於二零零三年八月二十九日或之前隨時行使，惟並無認股權證於截至二零零二年三月三十一日前被行使。

末期股息

董事局建議議向二零零二年十月四日辦公時間結束時名列本公司股東名冊之股東派付截至二零零二年三月三十一日止年度末期股息每股1港仙（二零零一年：每股1港仙）。預期末期股息會以郵寄方式約於二零零二年十月三十一日寄付予股東。

此外，董事局並建議以以股代息方式派付末期股息，惟股東可選擇收取現金以代替全部或部份有關股息。根據以股代息建議將予發行之股份之市值，將按本公司股份於截至二零零二年十月四日止連續三個交易日之平均收市價減該平均價之5%或股份面值（以較高者為准）計算。以股代息建議須待聯交所批准將予發行之新股份上市及買賣及在本公司應屆股東週年大會上通過有關批准末期股息之普通決議案後方可作實。一份載有以股代息建議全部詳情之通函，將連同選擇表格一併寄予各股東。

暫停辦理股東及認股權證持有人登記手續

本公司將於二零零二年十月二日至二零零二年十月四日止（首尾兩日包括在內）之期間暫停辦理股東及認股權證持有人登記手續，於該段期間將不會登記任何股份或認股權證之轉讓。如欲獲享擬派之末期股息，所有股份過戶文件連同有關股票，以及所有正式填妥及簽署之本公司認股權證認購表格連同認購應繳款項，最遲須於二零零二年九月三十日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港干諾道中111號永安中心5樓。

購買、出售或贖回本公司之上市證券

於截至二零零二年三月三十一日止年度內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

展望

鑒於全球經濟持續逆轉，預期本地經濟亦將會仍然呆滯。香港建築工程之總值於過去數年呈下降趨勢，情況導致競爭加劇及利潤受壓。縱使面對困境，本集團繼續落實削減成本及精簡措施以維持低成本之競爭力。本集團於過去一年之手頭工程增長29%可見一斑。配合其全面技術基礎、環球往績及廣泛客戶基礎，本集團有信心可以在本地建築市場內成功爭取新工程。

國內乃本集團發展業務之目標市場。本集團早已在80年代開始在中國奠定業務基礎，現已制定多項結盟計劃，務求趁着中國加入世界貿易組織及主辦二零零八年奧林匹克世運會之際開拓業務。本集團亦將專注為國內之專才、人才及產品打開通向國際市場之渠道。為支援此項擴展策略，本集團已訂立一項協議，購入北京一家國營一級建築公司之重大股份權益。該公司之業務範圍遍及全國，並擁有超過40年之優良往績。預計有關機構將於今年夏季發出批准進行該收購之批文。該項發展成熟及全面本地化之業務將有助本集團加快於中國之增長計劃步伐。

在澳洲及南太平洋一帶，Downer接到之訂單有增無減，而由於全球大勢繼續趨向找尋外援提供工程服務，Downer之業務前景甚為樂觀。鑑於Downer之業績穩定增長，董事局有信心認為Downer將繼續助本集團一臂之力，維持穩定收入及爭取投資回報。

展望將來，本集團會藉著過軍已覓得理想業務商機之不同地區市場（惟本集團主要專注於中國市場）及投資於盈利增長力強勁之項目，繼續實行多元化發展業務及分散投資之策略。在摒除意外情況下，本集團有能力把握新機會及應付日後之挑戰。

致謝

本人謹藉此機會代表董事局感謝年內股東之鼎力支持、管理層及全體員工之竭誠服務，以及客戶、顧問及業務夥伴之寶貴貢獻。

在聯交所網頁登載業績

載有上市規則附錄十六第45(1)至45(3)段所規定全部資料之本集團截至二零零二年三月三十一日止年度詳細業績公佈，將於稍後在聯交所網頁登載。

承董事局命
主席
陳國強博士

香港，二零零二年七月十八日

網址：http://www.pyitc.com

股東週年大會通告

茲通告保華德祥建築集團有限公司（「本公司」）訂於二零零二年八月二十七日星期二上午十一時三十分假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，藉以處理下列事項：

1. 省覽截至二零零二年三月三十一日止年度之經審核賬目、董事局報告書及核數師報告書。
2. 宣派截至二零零二年三月三十一日止年度之末期股息。
3. 重選退任董事並釐定董事酬金。
4. 續聘核數師並授權董事局釐定其酬金。
5. 處理本公司任何其他普通事項。

承董事局命
秘書
楊詠虹

香港，二零零二年七月十八日

主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

附註：

1. 凡有權出席上述大會及於會上投票之股東有權委任一位代表代其出席大會及投票。受委代表毋須為本公司之股東。
2. 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經由公證人簽署證明之授權書或其他授權文件副本，必須於大會或其任何續會指定召開時間48小時前送交香港九龍觀塘鴻圖道51號保華企業中心31樓本公司主要營業地點，方為有效。
3. 本公司將由二零零二年十月二日星期三至二零零二年十月四日星期五（包括首尾兩日）暫停辦理股份過戶登記手續，以確定獲派之末期股息資格。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則須於二零零二年九月三十日星期一下午四時前將所有股份過戶文件，連同有關股票送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。
4. 本公司將由二零零二年十月二日星期三至二零零二年十月四日星期五（包括首尾兩日）暫停辦理認股權證過戶登記手續。本公司之認股權證持有人如欲行使其認購權認購股份以獲得擬派之末期股息，須於二零零二年九月三十日星期一下午四時前，將有關之認股權證證書連同正式填妥及簽署之認購表格及所需之認購款項，送交本公司之香港股份過戶登記處秘書商業服務有限公司。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTIO

(保華德祥建築集

(於百慕達註冊成立之有限

截至二零零二年三月三十一

業績

保華德祥建築集團有限公司(「本公司」)董事局欣然宣佈本公司及其附屬公司(「本集團」)截至二零零二年三月三十一日止年度之經審核綜合業績連同上年之比較數字如下：

	附註	截至三月三十一日止年度 二零零二年 千港元	二零零一年 千港元 (經重列)
營業額			
本公司及附屬公司		5,343,810	10,803,255
應佔聯營公司及共同控制機構		3,465,959	278,445
		8,809,769	11,081,700
本集團營業額	2	5,343,810	10,803,255
銷售成本		(5,174,038)	(10,046,207)
毛利		169,772	757,048
其他收入		23,829	14,297
行政費用		(175,413)	(554,923)
其他經營費用		–	(25,246)
經營溢利	3	18,188	191,176
融資成本		(38,301)	(211,650)
投資收入(開支)淨額	4	39,584	(18,742)
出售及攤薄附屬公司及聯營公司權益所致虧損		(6,688)	(289,190)
應佔聯營公司業績	5	103,901	14,969
應佔共同控制機構業績		8,559	293
除稅前溢利(虧損)		125,243	(313,144)
稅項	6	(47,935)	(49,953)
除稅後溢利(虧損)		77,308	(363,097)
少數股東權益		(6,605)	(91,343)
股東應佔溢利(虧損)		70,703	(454,440)
股息	7		
已付中期股息		10,246	9,801
擬派末期股息		10,367	9,925
		20,613	19,726
		港仙	港仙
每股盈利(虧損)			
基本	8	7.1	(46.3)
攤薄		6.8	(47.1)

附註：

1. 採納會計實務準則

本集團於採納由香港會計師公會新頒佈並於年內生效之會計實務準則(「會計實務準則」)後，已更改其若干會計政策、若干比較數字亦已重列，以符合本年度之呈列方式：

(a) 會計實務準則第9號(經修訂)「結算日後事項」
(b) 會計實務準則第14號(經修訂)「租賃」
(c) 會計實務準則第26號「分類報告」
(d) 會計實務準則第30號「企業合併」

因上述會計政策變動引致之過往年度調整對在二零零零年四月一日之綜合累計溢利(虧損)之財務影響概列如下：

	千港元
因採納會計實務準則第30號確認之商譽累計攤銷及以往減值虧損	(466,565)
因採納會計實務準則第30號重新計算之出售及攤薄附屬公司權益所致溢利/虧損不包括以往撇銷之商譽	31,811
因採納會計實務準則第9號而撥回確認建議股息為負債	9,801
	(424,953)

因採納會計實務準則第30號導致此等會計政策變動對本年度及上年度業績之影響：

	二零零二年 千港元	二零零一年 千港元
商譽攤銷	(2,305)	(29,346)
應佔聯營公司之商譽攤銷	(18,723)	–
出售及攤薄附屬公司及聯營公司權益時，計算溢利/虧損不包括以往撇銷之商譽	10,447	44,726
	(10,581)	15,380

2. 分類資料

本集團之營業額及經營溢利之貢獻按地區市場及主要業務分析如下：

(a) [illegible]

8. 每股盈利(虧損)

年內每股基本及攤薄盈利(虧損)乃根據以下數據計算：

盈利(虧損)：
計算每股基本盈利(虧損)之盈利(虧損)

攤薄潛在普通股之效應：
基於聯營公司/附屬公司攤薄每股盈利導致之應佔調整

計算每股攤薄盈利(虧損)之盈利(虧損)

股份數目：
計算每股基本及攤薄盈利(虧損)之普通股加權平均數

在計算截至二零零二年三月三十一日止年度每股攤薄盈利時
可換股可贖回票據被兌換之情況，因該等之行使價高於本公

在計算截至二零零一年三月三十一日止年度每股攤薄虧損
換股可贖回票據之行使會導致持續經營業務之每股虧損減少
假設可換股可贖回票據被兌換之情況。

回顧

財務表現及狀況

於截至二零零二年三月三十一日止財政年度，本集團之
去年比較，減幅為51%，主因是Downer之營業額不再綜
Downer之營業額，則本集團之營業額減幅將收窄至約15

本集團之經營溢利減少90%，降至約18,000,000港元，主
團，現時則反映為應佔聯營公司業績。在同樣理由及借
82%，降至38,000,000港元。投資收入淨額約為40,000,00
物業權益之減值虧損並扣除證券買賣虧損淨額。應佔聯
主要來自Downer之業績貢獻。本年度溢利為71,000,000港

務請股東留意，由於事實上Downer於二零零一年二月中
在澳洲證券交易所獨自及獨立上市，本集團年內之業績
此，本年內本集團業績只包括Downer截至二零零一年

此外，為能提供更貼切之基準以比較本集團在本年內及
比較表以供參考用途。備考比較表內呈列之數據乃假設
Downer已根據權益法入賬及以應佔聯營公司業績之形

營業額
銷售成本

毛利
其他收入
行政費用
其他經營費用

經營溢利(虧損)
融資成本
投資收入(開支)淨額
出售及攤薄附屬公司及聯營公司權益所致虧損
應佔聯營公司業績
應佔共同控制機構業績

除稅前溢利(虧損)
稅項

未計少數股東權益前溢利(虧損)
少數股東權益

年度溢利(虧損)

相較本集團於上年度結束時之財政狀況，本集團之
港元。流動資產淨值增加21%，上升至約468,000,000港
於本年度結束時之資產負債(淨額)比率微增0.03倍至0.2
攤薄影響到本集團之Downer權益，匯兌儲備負額因此
11,000,0000港元及年內溢利71,000,000港元後，股東資金
等於每股2.9港元。

經營業務之現金流入淨額約6,000,000港元，而投資
73,000,000港元，導致本年度之現金淨額減少約67,000,0
於本年度結束時之手頭現金為602,000,000港元。

於二零零二年三月三十一日之簡明綜合資產負債表如下

非流動資產
投資物業、物業、機械及設備
商譽

15,380

2. 分類資料

本集團之營業額及經營溢利之貢獻按地區市場及主要業務分析如下：

業務分類：

營業額	二零零二年 外界 千港元	二零零二年 部門之間 千港元	二零零二年 總計 千港元	二零零一年 外界 千港元	二零零一年 部門之間 千港元	二零零一年 總計 千港元
建築工程及其他承包業務：						
樓宇建築工程	3,116,878	49,240	3,166,118	4,301,679	134,884	4,436,563
土木工程	1,329,728	1,564	1,331,292	1,675,977	2,663	1,678,640
專項工程	586,850	67,173	654,023	755,127	182,209	937,336
建築材料	25,389	45,765	71,154	50,754	108,375	159,129
工程及基建服務	–	–	–	3,904,039	–	3,904,039
	5,058,845	163,742	5,222,587	10,687,576	428,131	11,115,707
酒店及餐飲	68,563	–	68,563	5,033	–	5,033
物業租賃	49,030	23,679	72,709	47,572	24,765	72,337
銷售物業	167,372	–	167,372	63,074	–	63,074
對銷	–	(187,421)	(187,421)	–	(452,896)	(452,896)
	5,343,810	–	5,343,810	10,803,255	–	10,803,255

經營溢利貢獻

	二零零二年 千港元	二零零一年 千港元
建築工程及其他承包業務：		
樓宇建築工程	7,756	216,491
土木工程	19,210	(232,276)
專項工程	(25,079)	363
建築材料	(20,394)	(15,592)
工程及基建服務	–	178,467
	(18,507)	147,453
酒店及餐飲	(13,607)	(14,197)
物業租賃	21,994	23,153
銷售物業	28,308	34,767
	18,188	191,176

地區分類：

	二零零二年 營業額 千港元	二零零二年 經營溢利貢獻 千港元	二零零一年 營業額 千港元	二零零一年 經營溢利貢獻 千港元
香港	5,262,554	25,623	6,329,493	7,098
中華人民共和國	81,256	(7,435)	25,682	(18,288)
太平洋地區及東南亞	–	–	4,448,080	202,366
	5,343,810	18,188	10,803,255	191,176

3. 經營溢利

下列之經營溢利乃扣除物業、機械及設備之折舊及攤銷後得出：

	二零零二年 千港元	二零零一年 千港元
自置資產	76,321	320,327
以財務租約及租購合約持有之資產	6,710	31,777
	83,031	352,104
減：在建工程撥作資本之款項	(4,099)	(4,529)
	78,932	347,575

4. 投資收入(開支)淨額

	二零零二年 千港元	二零零一年 千港元
利息收入	38,312	137,996
投資物業重估虧絀	(31,130)	(13,000)
證券購回確認之議價折讓	53,829	–
出售長期及短期投資所致虧損淨額	(17,205)	(134,417)
持有投資之已變現及未變現虧損淨額	(4,222)	(18,728)
股息收入	–	3,011
債務證券贖回溢價之撥銷	–	6,396
	39,584	(18,742)

5. 重估聯營公司業績

於二零零一年二月，Downer EDI Limited (「Downer」)(前為本公司之附屬公司)成為本集團之主要聯營公司。Downer乃一間澳洲上市公司，其財政年度結算日為六月三十日，在於二零零一年三月三十一日之綜合資產負債表內，本集團之聯營公司權益包括本集團應佔Downer之資產淨值(根據其截至二零零一年三月三十一日止之財務資料計算)。自二零零一年四月一日起，本集團只會採用及以衡平法計算Downer已刊發之財務資料。因此，本集團於二零零二年三月三十一日應佔Downer之權益乃根據Downer於二零零一年十二月三十一日之資產淨值及由二零零一年四月一日至二零零一年十二月三十一日止期間之業績計算。在採納會計實務準則第30號後，本集團因收購Downer及其附屬公司而產生之未攤銷商譽約278,103,000港元(二零零一年：242,848,000港元)已撥資本化，於二零零一年十二月三十一日已列作本集團之聯營公司權益。

6. 稅項

	二零零二年 千港元	二零零一年 千港元
支出包括：		
香港利得稅		
本年度	7,721	58,756
先前年度(超額撥備)撥備不足	(638)	30
	7,083	58,786
海外稅項	4,390	25,586
應佔聯營公司業績之稅項	42,924	5,278
應佔共同控制機構業績之稅項	12	13
	54,409	89,663
遞延稅項	(6,474)	(39,710)
	47,935	49,953

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率16%(二零零一年：16%)計算。

海外稅項根據有關司法權區之稅率計算。

遞延稅項乃本年度產生之時差項目作出準備。

7. 股息

	二零零二年 千港元	二零零一年 千港元
已付二零零二年中期股息－每股1.0港仙(二零零一年：每股1.0港仙)	10,246	9,801
擬派二零零二年末期股息－每股1.0港仙(二零零一年：每股1.0港仙)	10,367	9,925
	20,613	19,726
已付二零零一年末期股息－每股1.0港仙(二零零零年：每股1.0港仙)	9,925	9,852

非流動資產
投資物業、物業、機械及設備
商譽
聯營公司及共同控制機構權益
證券投資及長期投資

流動資產
應收客戶合約工程款項
應收賬款及預付款項
短期銀行存款、銀行結餘及現金
其他流動資產

流動負債
應付客戶合約工程款項
應付賬款及應計費用
一年內到期之銀行及財務機構借款
其他貸款
其他流動負債

流動資產淨值

總資產減流動負債

少數股東權益

非流動負債
一年後到期之銀行及財務機構借款
可換股票據
遞延稅項

資產淨值

資本及儲備
股本
儲備

股東資金

截至二零零二年三月三十一日止年度之簡明綜合現金流動表

經營業務之現金流入淨額
投資回報及融資費用之現金流出淨額
稅項之現金流出淨額
投資業務之現金流出淨額

融資前之現金流出淨額
融資之現金流入(流出)淨額

現金及現金等值項目減少
承前現金及現金等值項目
匯率變動之影響

結轉現金及現金等值項目

現金及現金等值項目結餘分析：

短期銀行存款、銀行結餘及現金
獲取時於三個月內到期之銀行借款

業務

合約工程及建築材料

年內，本集團取得之新工程合約總值約5,261,000,000港元，
工程合約，約853,000,000港元為土木工程合約，而約1,103,0
年度結束時，持有工程合約的價值及尚餘之工程價值相較上一
約14,599,0000,000港元及12%至約6,055,000,000港元。於二零
列如下：

樓宇建築工程
土木工程
專項工程

部份主要合約如下：

中環長江集團中心
數碼港住宅發展工程(合約R1a及R1b)
數碼港商業發展工程(合約C1)
尖沙咀港威大廈
紅磡海名軒
鯉魚門第一期
南丫發電站擴建計劃之地盤平整工程
調景嶺站及隧道(地下鐵路合約602)－70%合營項目
將軍澳73A區第3期
香港喜來登酒店客房翻新工程
其他

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and/or warrants of **Paul Y. – ITC Construction Holdings Limited**, you should at once hand this circular to the purchaser or transferee or to the bank manager, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


PAUL Y.
ITC

PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

DISCLOSEABLE TRANSACTION

PROPOSED DISPOSAL OF ROSEDALE HOTEL GROUP LIMITED

16th August, 2002

CONTENTS

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Ananda Wing On"	Ananda Wing On Travel (Holdings) Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"China Land"	China Land Group Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Company"	Paul Y. – ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Disposal"	the proposed disposal to China Land of the Sale Share and the benefit of the Shareholder's Loan to Rosedale Hotel Group by the Company
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	12th August, 2002, being the latest practicable date for ascertaining certain information in this circular prior to its publication
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Rosedale Hotel Group"	Rosedale Hotel Group Limited, a wholly-owned subsidiary of the Company
"Sale and Purchase Agreement"	the sale and purchase agreement dated 22nd July, 2002 entered into between the Company and China Land in relation to the Disposal

DEFINITIONS

"Sale Share"	the entire issued share capital of Rosedale Hotel Group
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Shareholder's Loan"	a shareholder's loan of about HK$482.5 million due from Rosedale Hotel Group
"Stock Exchange"	The Stock Exchange of Hong Kong Limited


PAUL Y.
ITC

PAUL Y. – ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-Executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

16th August, 2002

To the shareholders of the Company and for information only, the warrantholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
PROPOSED DISPOSAL OF ROSEDALE HOTEL GROUP LIMITED

INTRODUCTION

On 26th July, 2002, the Directors announced that the Company had entered into the Sale and Purchase Agreement with China Land on 22nd July, 2002 to dispose of the Sale Share and the Shareholder's Loan to China Land for a cash consideration of HK$250 million.

The Disposal constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide you with further information in relation to the terms of the Sale and Purchase Agreement.

THE SALE AND PURCHASE AGREEMENT

Date

22nd July, 2002

Parties

Vendor : the Company

Purchaser : China Land, 65.56% of which is owned by China Strategic, which is, in turn, owned as to 14.55% by the Company

Assets to be disposed

The entire issued share capital of, and a shareholder's loan of about HK$482.5 million due from, Rosedale Hotel Group.

In addition, under the Sale and Purchase Agreement, a subsidiary of the Company has advanced a loan in a sum of HK$7.16 million to Rosedale Hotel Group and the Company has undertaken to advance or procure its subsidiary to advance a further sum of HK$7.16 million to a subsidiary of Rosedale Hotel Group for the repayment of a certain portion of a bank loan due before completion and China Land has undertaken to repay not more than HK$14.32 million to the Company at completion. The Company is also the existing guarantor in respect of a bank loan and certain bank facilities, amounting to approximately HK$394.5 million, taken out by certain subsidiaries of Rosedale Hotel Group. It is a term of the Sale and Purchase Agreement that China Land will indemnify the Company of any loss it may suffer in relation to such loan and facilities for the period from completion of the Sale and Purchase Agreement to the earlier of (i) the date on which such guarantees are replaced by the guarantees provided by China Land or its nominee and (ii) the full repayment of the respective bank loan and bank facilities.

Information of Rosedale Hotel Group

Rosedale Hotel Group indirectly owns 100% interests of Best Western Rosedale on the Park, two hotel management companies, namely Rosedale Hotel Management Limited and Rosedale Hotel Management International Limited, which provide hotel and hospitality management services to Best Western Rosedale on the Park, Rosedale Hotel & Suites • Guangzhou, a four-star hotel located in Guangzhou, the People's Republic of China, and a restaurant located adjacent to Best Western Rosedale on the Park known as Cheena.

Best Western Rosedale on the Park is located in Causeway Bay, Hong Kong. The hotel is a 30-storey building comprises 274 guest rooms of various classes, with dining and other facilities including two restaurants, a lounge and six fully equipped function rooms.

The following is a summary of pro forma audited consolidated results of Rosedale Hotel Group for the two years ended 31st March, 2002:

	2002 *HK$million*	**2001** *HK$million*
Turnover	64.9	5.0
Profit (loss) before taxation	17.4	(19.9)
Taxation	–	–
Profit (loss) after taxation	17.4	(19.9)

Consideration

The consideration under the Sale and Purchase Agreement was HK$250 million (comprised of the consideration of HK$7.80 for the Sale Share, which represents the nominal value of the Sale Share, and the balance of the consideration of HK$249,999,992.20 for the Shareholder's Loan of about HK$482.5 million) and was determined after arm's length negotiation with reference to the consolidated net tangible asset value of Rosedale Hotel Group. The pro forma audited consolidated net tangible asset value (excluding the Shareholder's Loan) of Rosedale Hotel Group is approximately HK$260.1 million as at 31st March, 2002.

Conditions

The Disposal is conditional upon, amongst others, the simultaneous completion of each of the following agreements:

(a) subscription agreement dated 22nd July, 2002 between China Land and Ananda Wing On relating to the subscription of 1,000,000,000 new shares of China Land;

(b) placing agreement dated 22nd July, 2002 between China Land and a placing agent, BNP Paribas Peregrine Securities Limited, relating to the placing of 1,333,333,333 new shares in China Land;

(c) sale and purchase agreement dated 22nd July, 2002 between China Land and Ananda Wing On relating to the sale and purchase of the entire issued share capital of, and the shareholder's loan of about HK$44.4 million to, Shropshire Property Limited; and

(d) sale and purchase agreement dated 22nd July, 2002 between China Land and Hutchison Hotels Holdings (International) Limited relating to the sale and purchase of the entire issued share capital of, and the shareholder's loan of about HK$605.6 million to, Makerston Limited.

REASON FOR DISPOSAL

The Directors believe that after the Disposal, the Company can concentrate on its principal activities which includes construction, property development and investment and manufacturing and trading of construction materials.

The Directors consider the investment and operation of hotel business would be managed more effectively under China Land which will focus its activities on hotel operations and investments and other leisure-related businesses. The Company will therefore benefit through its investment in China Strategic.

USE OF PROCEEDS

The net proceeds of the Disposal amounted to approximately HK$250 million in cash which will be used as general working capital. No specific use has been determined at this point of time.

ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully,
For and on behalf of
Paul Y. – ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, save as disclosed below, none of the Directors or the chief executive of the Company have any interest in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) or which have been notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

Name of Director	Number of shares of the Company held			Number of warrants of the Company ("2003 Warrants") held	Number of shares of the Company to be issued upon exercise of the share options of the Company
	Personal interest	Family interest	Corporate interest		
Chan Kwok Keung, Charles	–	–	441,579,452 *(Note)*	86,465,812 *(Note)*	–
Lau Ko Yuen, Tom	–	–	–	–	5,000,000
Chan Fut Yan	–	–	–	–	5,000,000
Chau Mei Wah, Rosanna	–	–	–	–	6,100,000
Cheung Hon Kit	400	–	–	80	–

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 441,579,452 shares in the Company and 2003 Warrants for 86,465,812 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares and 2003 Warrants.

None of the Directors had entered into or is proposing to enter into any service contracts with any member of the Group, other than contracts expiring or determinable by the Group within one year without any payment of compensation, other than statutory compensation.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of substantial shareholders kept by the Company under Section 16(1) of the SDI Ordinance and so far as the Directors are aware, the shareholders of the Company who were directly or indirectly interested or taken or deemed to be directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company were as follows:

Name of shareholder	Number of shares of the Company held Direct interest	Deemed interest	Percentage of issued share capital %
Chan Kwok Keung, Charles	–	441,579,452	42.6
Chinaview	–	441,579,452	42.6
Galaxyway	–	441,579,452	42.6
ITC	–	441,579,452	42.6
ITC Investment	–	441,579,452	42.6
Hollyfield	441,579,452	–	42.6

Notes: Hollyfield, a wholly-owned subsidiary of ITC Investment, which was, in turn, a wholly-owned subsidiary of ITC, owned 441,579,452 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned more than one-third of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles were all deemed to be interested in 441,579,452 shares in the Company.

4. LITIGATION

No member of the Group is at present engaged in any litigation or claim of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened by or against any member of the Group.

5. MISCELLANEOUS

(a) The secretary of the Company is Ms. Mui Ching Hung, Joanna, A.C.S., A.C.I.S.

(b) The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(c) The branch share registrar and transfer office of the Company is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

3. 主要股東

於最後可行日期，根據本公司按披露權益條例第16(1)條所置存之主要股東登記冊所載及據董事所知，直接或間接擁有或視作直接或間接擁有可在本公司任何股東大會上行使投票權10%或以上權益之本公司股東如下：

股東名稱	所持本公司股份數目 直接權益	應計權益	佔已發行股本百分比 %
陳國強	—	441,579,452	42.6
Chinaview	—	441,579,452	42.6
Galaxyway	—	441,579,452	42.6
德祥企業	—	441,579,452	42.6
ITC Investment	—	441,579,452	42.6
Hollyfield	441,579,452	—	42.6

附註：Hollyfield為ITC Investment之全資附屬公司，擁有本公司441,579,452股股份，而ITC Investment則為德祥企業之全資附屬公司。Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業三份之一以上之已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。ITC Investment、德祥企業、Galaxyway、Chinaview及陳國強博士均被視為擁有本公司441,579,452股股份之權益。

4. 訴訟

本集團各成員公司目前概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或對他人構成威脅或本身蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

5. 其他資料

(a) 本公司之秘書為梅靜紅小姐A.C.S., A.C.I.S.。

(b) 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而在香港之主要營業地點設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(c) 本公司之股份過戶登記分處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(d) 本通函之中英文本如有任何歧義，概以英文本為準。

1. 責任聲明

本通函遵照上市規則提供本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等深知及確信，本通函並無遺漏任何其他事實，致使其所載任何聲明產生誤導。

2. 董事之權益披露

於最後可行日期，除下文披露者外，概無任何董事或本公司主要行政人員持有本公司或其任何相聯法團(按披露權益條例界定)之股本或債務證券權益，或根據披露權益條例第28條須知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部份被視作或當作擁有之權益)，或根據披露權益條例第29條須記入該條所述登記冊，或按標準守則須向本公司及聯交所申報之權益。

董事姓名	所持本公司股份數目			所持本公司認股權證(「二零零三年認股權證」)數目	因行使本公司購股權而須發行之本公司股份數目
	個人權益	家族權益	公司權益		
陳國強	–	–	441,579,452 (附註)	86,465,812 (附註)	–
劉高原	–	–	–	–	5,000,000
陳佛恩	–	–	–	–	5,000,000
周美華	–	–	–	–	6,100,000
張漢傑	400	–	–	80	–

附註：陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有441,579,452股本公司股份及可認購86,465,812股本公司股份之二零零三年認股權證之權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，並擁有三份之一以上德祥企業集團有限公司(「德祥企業」)已發行普通股本，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份及二零零三年認股權證。

董事並無與本集團任何成員公司訂立或建議訂立任何服務合約，惟不包括一年內屆滿或本集團毋須補償(法定補償除外)而終止之合約。

其他資料

敬請　閣下留意本通函附錄所載有關之一般資料。

此致

列位本公司股東　台照及
列位本公司認股權證持有人　參照

代表
保華德祥建築集團有限公司
主席
陳國強博士
謹啟

二零零二年八月十六日

代價

買賣協議之代價為250,000,000港元，包括7.8港元為出售股份之代價(為出售股份之面值)及其餘之249,999,992.20港元為股東貸款(約482,500,000港元)之代價，此乃參照珀麗酒店集團之綜合有形資產淨值及經公平磋商後釐定。於二零零二年三月三十一日，珀麗酒店集團之備考經審核綜合有形資產淨值(不包括股東貸款)約為260,100,000港元。

條件

出售事項須待(其中包括)下列各項協議於同一時間完成，方可作實：

(a) 中國置地與辰達永安於二零零二年七月二十二日訂立有關認購中國置地之新股1,000,000,000股之認購協議；

(b) 中國置地與法國巴黎百富勤證券有限公司(配售代理)於二零零二年七月二十二日訂立有關配售中國置地之新股1,333,333,333股之配售協議；

(c) 中國置地與辰達永安於二零零二年七月二十二日訂立有關買賣於Shropshire Property Limited之全部已發行股本及其所欠之股東貸款約為44,400,000港元之買賣協議；及

(d) 中國置地與Hutchison Hotels Holdings (International) Limited於二零零二年七月二十二日訂立有關買賣於Makerston Limited之全部已發行股本及其所欠之股東貸款約為605,600,000港元之買賣協議。

進行出售事項之理由

董事相信，出售事項完成後，本公司可專注於其主要業務，包括建築、物業發展及投資與建築材料之製造及買賣。

董事認為，在中國置地之管理下，酒店業務之投資及經營管理效率將會提升，概因中國置地將會全力發展酒店經營、投資及其他與消閒相關之業務。據此，本公司將可從其於中策之投資中獲利。

所得款項用途

出售事項之所得款項約為現金250,000,000港元，該筆款項將用作一般營運資金。目前尚未確定該筆款項之特定用途。

買賣雙方

賣方 ： 本公司

買方 ： 中國置地，中策擁有其65.56%權益；而本公司則擁有中策之14.55%權益。

將予出售之資產

珀麗酒店集團之全部已發行股本及其所欠之股東貸款約482,500,000港元。

此外，根據買賣協議，本公司之一間附屬公司已向珀麗酒店集團提供一筆7,160,000港元之墊款；而本公司已承諾向珀麗酒店集團之附屬公司提供或促使其附屬公司提供另一筆7,160,000港元之貸款，作為償還於完成前到期之銀行貸款若干部份，而中國置地已承諾於完成時向本公司償還不多於14,320,000港元。本公司亦為珀麗酒店集團之若干附屬公司所獲提供之銀行貸款及若干銀行融資合共約為394,500,000港元之現有擔保人。買賣協議之條款規定，中國置地須就買賣協議完成時起至下列時間止期間內：(i)該等擔保由中國置地或其代理人提供之擔保所取代之日；或(ii)銀行貸款及銀行融資各自獲全數償還之日（兩者以較早者為準），就本公司可能因貸款及融資而蒙受之任何損失向本公司作出賠償。

珀麗酒店集團之資料

珀麗酒店集團間接持有珀麗酒店、珀麗酒店管理有限公司、珀麗酒店管理國際有限公司（兩家為珀麗酒店及廣州珀麗酒店（一家位於中國廣州之四星級酒店）提供酒店及款客管理服務之酒店管理公司）及心軒（一家位於珀麗酒店毗鄰之餐廳）之100%權益。

珀麗酒店位於香港銅鑼灣。此酒店為一幢30層高大廈，包括274間不同級別之客房、會客廳及其他設施，計有兩間餐廳、酒廊及六個配備完善設備之宴會廳。

下列為截至二零零二年三月三十一日止兩個年度內，珀麗酒店集團之備考經審核綜合業績概要：

	二零零二年 百萬港元	二零零一年 百萬港元
營業額	64.9	5.0
除稅前溢利（虧損）	17.4	(19.9)
稅項	—	—
除稅後溢利（虧損）	17.4	(19.9)



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
周美華
張漢傑
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

須予披露交易
建議出售ROSEDALE HOTEL GROUP LIMITED

緒言

於二零零二年七月二十六日，董事宣佈本公司於二零零二年七月二十二日與中國置地訂立買賣協議，以現金250,000,000港元之代價向中國置地出售待售股份及股東貸款。

根據上市規則第十四章之規定，出售事項構成本公司一項須予披露交易。本通函旨在向 閣下提供有關買賣協議之進一步資料。

買賣協議

日期

二零零二年七月二十二日

釋　義

「待售股份」	指	珀麗酒店集團之全部已發行股本
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「股東貸款」	指	由珀麗酒店集團所欠之股東貸款約482,500,000港元
「聯交所」	指	香港聯合交易所有限公司

釋　義

在本通函內，除非文義另有所指，下列詞語之涵義如下：

「辰達永安」	指	辰達永安旅遊(控股)有限公司，於百慕達註冊成立之有限公司，其股份在聯交所上市
「中國置地」	指	中國置地集團有限公司，於百慕達註冊成立之有限公司，其股份在聯交所上市
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「本公司」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券在聯交所上市
「董事」	指	本公司各董事
「出售事項」	指	本公司建議出售珀麗酒店集團之待售股份及其所欠之股東貸款之利益予中國置地
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後可行日期」	指	二零零二年八月十二日，即本通函付印前可確定若干資料之最後可行日期
「上市規則」	指	聯交所之證券上市規則
「標準守則」	指	上市規則內之上市公司董事進行證券交易之標準守則
「珀麗酒店集團」	指	Rosedale Hotel Group Limited，為本公司之全資附屬公司
「買賣協議」	指	本公司與中國置地於二零零二年七月二十二日訂立之有關出售事項之買賣協議

目　錄

本通函乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有**保華德祥建築集團有限公司**之股份及／或認股權證，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行經理、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

須予披露交易

建議出售ROSEDALE HOTEL GROUP LIMITED

二零零二年八月十六日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in and/or warrants of **Paul Y. - ITC Construction Holdings Limited**, you should at once hand this circular and the accompanying proxy form to the purchaser or to the bank manager, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

AMENDMENT OF THE BYE-LAWS, ADOPTION OF NEW SHARE OPTION SCHEME, TERMINATION OF EXISTING SHARE OPTION SCHEME, AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SECURITIES

A notice convening a special general meeting of Paul Y. - ITC Construction Holdings Limited to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 27th August, 2002 at 11:35 a.m. (or so soon thereafter as the annual general meeting of Paul Y. - ITC Construction Holdings Limited convened on the same day and at the same place at 11:30 a.m. shall have been concluded or adjourned) is set out on pages 18 to 23 of this circular. Whether or not you propose to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or the adjourned meeting (as the case may be). Completion and return of a proxy form will not preclude you from attending and voting in person at the meeting or any adjournment thereof if you so wish.

30th July, 2002

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Bye-Laws"	the bye-laws of the Company
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"Connected Person(s)"	has the meaning ascribed thereto under the Listing Rules
"Director(s)"	the director(s) of the Company for the time being
"Eligible Person"	any employee (whether full time or part time), executives or officers, directors (including executive, non-executive and independent non-executive directors) of any member of the Group or any Invested Entity and any celebrity, consultant, adviser or agent of any member of the Group or any Invested Entity, who, in the sole discretion of the Board, have contributed or will contribute to the growth and development of the Group or any Invested Entity
"Existing Share Option Scheme"	the existing share option scheme of the Company adopted on 1st September, 1993
"General Mandates"	the Securities Repurchase Mandate and the general mandate to issue Shares to be sought at the Special General Meeting
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Invested Entity"	any entity in which the Group holds an equity interest
"Latest Practicable Date"	22nd July, 2002, being the latest practicable date for ascertaining certain information in this circular prior to its publication
"Listing Agreement"	the listing agreement between the Company and the Stock Exchange

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Share Option Scheme"	the share option scheme for Eligible Persons proposed to be conditionally adopted at the Special General Meeting, a summary of the terms of which is set out in Appendix I to this circular
"Securities Repurchase Mandate"	the proposed new general mandate, to be sought at the Special General Meeting, to authorise the Directors to repurchase the Shares and the Warrants in the manner as set out in the notice of the Special General Meeting
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Shareholders"	holders of the Shares
"Special General Meeting"	the special general meeting of the Company convened to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 27th August, 2002 at 11:35 a.m. (or so soon thereafter as the annual general meeting of the Company convened on the same day and at the same place at 11:30 a.m. shall have been concluded or adjourned), the notice of which is set out on pages 18 to 23 of this circular
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Warrants"	warrants of the Company carrying rights to subscribe in aggregate HK$81,968,139.60 for Shares at an initial subscription price of HK$0.40 per Share (subject to adjustment) at any time up to and including 29th August, 2003


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-Executive Directors*

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

30th July, 2002

To the Shareholders and for information purpose, the holders of the Warrants and the options granted under the Existing Share Option Scheme

Dear Sir or Madam,

AMENDMENT OF THE BYE-LAWS, ADOPTION OF NEW SHARE OPTION SCHEME, TERMINATION OF EXISTING SHARE OPTION SCHEME, AND GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SECURITIES

INTRODUCTION

On 1st September 1993, the Company adopted the Existing Share Option Scheme. As the Stock Exchange has amended significantly the provisions of Chapter 17 of the Listing Rules relating to share option schemes, the Company proposes to adopt the New Share Option Scheme to replace the Existing Share Option Scheme. Besides, the Company proposes the amendment of the Bye-Laws so that the Company may send notice, documents or other corporate communications by using electronic means.

The purpose of this circular is to give you further details of the abovementioned proposals and to convene the Special General Meeting to consider and, if thought fit, approve the resolutions necessary for the proposals to be implemented.

The Company will publish an announcement on the outcome of the Special General Meeting for the adoption of the New Share Option Scheme on the business day following such meeting.

AMENDMENT OF THE BYE-LAWS

Certain amendments have been made to the Listing Rules as a result of which listed issuers are permitted to send or otherwise make available corporate communications to holders of securities by electronic means with their prior approval if that is allowed under applicable laws and regulations and the listed company's own constitutional documents.

The existing Bye-Laws provide, inter alia, that any notice from the Company to a member shall be given in writing or by cable, telex or facsimile transmission message and any such notice and any other document may be served or delivered by the Company on or to any member either personally or by sending it through the post, or transmitting it by telex or facsimile transmission as more particularly described therein.

Accordingly, the Directors believe that it will be desirable for the Bye-Laws to be amended to cater for corporate communications by electronic means. A special resolution to amend the Bye-Laws to the above effect will be proposed for the consideration and, if thought fit, approval by the Shareholders at the Special General Meeting.

EXISTING SHARE OPTION SCHEME

Under the Existing Share Option Scheme, as at the Latest Practicable Date, options to subscribe for a total of 144,594,294 Shares were granted, for which:

(a) no Shares had been issued pursuant to the exercise of options;

(b) options to subscribe for 16,100,000 Shares (representing approximately 1.6 per cent. of the Shares in issue as at the Latest Practicable Date) were outstanding and exercisable and, if not exercised, will lapse on 16th June, 2003;

(c) options to subscribe for 128,494,294 Shares had lapsed; and

(d) no options had been cancelled.

The Existing Share Option Scheme will expire on 31st August, 2003. The Company will not grant further options under the Existing Share Option Scheme from the Latest Practicable Date and up to 31st August, 2003.

Save for the Existing Share Option Scheme, there was and is no other share option scheme of the Company involving issue of new Shares. Upon the adoption of the New Share Option Scheme, the Existing Share Option Scheme will be terminated.

NEW SHARE OPTION SCHEME

Number of Shares which may be issued under the New Share Option Scheme

As at the Latest Practicable Date, there were in issue an aggregate of 1,036,744,924 Shares. Assuming no further Shares are issued prior to the date of adoption of the New Share Option Scheme, options to subscribe for a total of 103,674,492 Shares may be granted under the New Share Option Scheme, representing 10 per cent. of the total number of Shares in issue as at the date of the adoption of the New Share Option Scheme. Assuming all the subscription rights attached to the Warrants are exercised, there would be a total of 1,241,665,273 shares in issue, options to subscribe for a total of 124,166,527 Shares may be granted under the New Share Option Scheme.

Pursuant to Note (2) to Rule 17.03(3) of the Listing Rules, the limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes must not exceed 30 per cent. of the total number of Shares in issue from time to time. No options may be granted under any schemes of the Company if this will result in this 30 per cent. limit being exceeded.

Restriction on the Time of Grant of Options

Pursuant to Rule 17.05 of the Listing Rules, a grant of options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers. In particular, during the period commencing one month immediately preceding the earlier of:

(a) the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with paragraph 12 of the Listing Agreement) for the approval of the Company's interim or annual results; and

(b) the deadline for the Company to publish its interim or annual results announcement under the Listing Agreement

and ending on the date of the results announcement, no option may be granted.

Principal terms of the New Share Option Scheme

A summary of the rules of the New Share Option Scheme is set out in Appendix I to this circular.

Reasons for the New Share Option Scheme

The Directors consider that it is in the best interests of the Company to provide incentive or reward to Eligible Persons for their contribution to, and continuing efforts to promote the interests of, the Company. By adopting the New Share Option Scheme, Eligible Persons will be able to participate in the growth of the Company and contribute further to the success of the Company.

Conditions of the New Share Option Scheme

The New Share Option Scheme is conditional on:-

(a) the passing of the necessary resolution to adopt the New Share Option Scheme by the Shareholders at the Special General Meeting; and

(b) the Listing Committee of the Stock Exchange granting approval of the New Share Option Scheme and any options which may be granted under the New Share Option Scheme and the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of any such options.

Value of the options

The Directors consider it inappropriate to value all the options that can be granted under the New Share Option Scheme on the assumption that they were granted on the Latest Practicable Date as a number of factors crucial for the valuation cannot be determined. Such factors include the exercise period and the conditions, if any, that an option is subject to. Accordingly, any valuation of the options based on a large number of speculative assumptions would not be meaningful but would be misleading to the Shareholders .

LISTING AND DEALINGS

Application will be made to the Listing Committee of the Stock Exchange for the approval of the New Share Option Scheme, the subsequent granting of options under the New Share Option Scheme and listing of and permission to deal in the new Shares which may be issued and allotted pursuant to the New Share Option Scheme.

The Shares are only listed on the Stock Exchange and not on any other stock exchange.

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SECURITIES

At the special general meeting of the Company held on 28th January, 2002, general mandates to the Directors (a) to exercise the powers of the Company to allot and issue Shares not exceeding 20%; and (b) to repurchase securities not exceeding 10%, of the aggregate nominal amount of the issued capital of the Company as at the date of the relevant resolutions were granted. Such general mandates will expire, to the extent that they have not been exercised, at the conclusion of the annual general meeting of the Company to be convened on 27th August, 2002. An ordinary resolution will be proposed at the Special General Meeting to grant a general mandate to the Directors to exercise the powers of the Company to allot and issue Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of such resolution. An ordinary resolution will also be proposed at the Special General Meeting to grant to the Directors a general mandate to repurchase Shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of such resolution and 10% of the aggregate amount of the Warrants outstanding as at the date of the passing of such resolution.

The Directors believe that it is in the interests of the Company and its Shareholders as a whole if the General Mandates are granted at the Special General Meeting. The need for an issue of Shares under the general mandate to issue Shares could, for example, arise in the context of a transaction, such as an acquisition by the Company where Shares are to be issued as consideration, which has to be completed speedily. The Directors currently have no intention of any acquisition by the Company nor any plan for raising capital by issuing new Shares.

An explanatory statement to provide Shareholders with all the information reasonably necessary to enable them to make an informed decision whether to vote for or against the resolution concerning the Securities Repurchase Mandate is set out in Appendix II to this circular.

SPECIAL GENERAL MEETING

You will find on pages 18 to 23 of this circular a notice convening the Special General Meeting to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 27th August, 2002 at 11:35 a.m. (or so soon thereafter as the annual general meeting of the Company convened on the same day and at the same place at 11:30 a.m. shall have been concluded or adjourned), at which resolutions will be proposed to approve the amendment of the Bye-Laws, the adoption of the New Share Option Scheme and the grant of the General Mandates.

There is enclosed a proxy form for use at the Special General Meeting. You are requested to complete the proxy form and return it to the principal place of business of the Company in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time appointed for the holding of the meeting, whether or not you intend to be present at the meeting. The completion and return of the proxy form will not prevent you from attending and voting in person at the Special General Meeting or any adjournment thereof should you so wish.

RECOMMENDATION

The Directors consider that the amendment of the Bye-Laws, the introduction of the New Share Option Scheme and the grant of the General Mandates are in the best interest of the Company and its Shareholders and recommend Shareholders to vote in favour of all resolutions to be proposed at the Special General Meeting.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal place of business of the Company in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong during normal business hours from the date of this circular until 26th August, 2002 and at the Special General Meeting:

(i) the rules of the New Share Option Scheme; and

(ii) the memorandum of association of the Company and the Bye-Laws.

Yours faithfully,
For and on behalf of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The following is a summary of the rules of the New Share Option Scheme proposed to be adopted at the Special General Meeting:

PURPOSE OF THE SCHEME

The purpose of the New Share Option Scheme is to provide incentive or reward to Eligible Persons for their contribution to, and continuing efforts to promote the interests of, the Company.

WHO MAY JOIN

The Board may in its absolute discretion grant options to any Eligible Person.

PRICE OF SHARES

Options may be granted without any initial payment and can be exercised at a subscription price determined by the Board in its absolute discretion (subject to adjustments as provided in the rules of the New Share Option Scheme) which shall be in any case at least the higher of (i) the nominal value of the Share; and (ii) the subscription price as is permissible under the Listing Rules from time to time. Without prejudice to the generality of the foregoing, the Board may grant options in respect of which the subscription price is fixed at different prices for different periods during the period for the exercise of options.

MAXIMUM NUMBER OF SHARES

The maximum number of Shares in respect of which options may be granted under the New Share Option Scheme and any other share option scheme(s) of the Company shall not exceed 10 per cent. of the total number of issued Shares as at the date of shareholders' approval of the New Share Option Scheme (the "Scheme Mandate Limit"). Options lapsed in accordance with the terms of the Existing Share Option Scheme shall not be counted for the purpose of calculating the 10 per cent. limit. The Company may refresh the Scheme Mandate Limit by ordinary resolution of the Shareholders in general meeting, provided that:

(a) the Scheme Mandate Limit so refreshed shall not exceed 10 per cent. of the total number of issued Shares as at the date of Shareholders' approval of the refreshing of the Scheme Mandate Limit;

(b) options previously granted under any existing schemes (including options outstanding, cancelled, or lapsed in accordance with the relevant scheme rules or exercised options) shall not be counted for the purpose of calculating the limit as refreshed; and

(c) a circular regarding the proposed refreshing of the Scheme Mandate Limit has been despatched to the Shareholders in a manner complying with, and containing the matters specified in, the relevant provisions of Chapter 17 of the Listing Rules.

The maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30 per cent. of the total number of Shares in issue from time to time.

As at the Latest Practicable Date, there were in issue an aggregate of 1,036,744,924 Shares. Assuming no further Shares are issued prior to the date of adoption of the New Share Option Scheme, options to subscribe for a total of 103,674,492 Shares may be granted under the New Share Option Scheme pursuant to the Scheme Mandate Limit. Assuming all the subscription rights attached to the Warrants are exercised, there would be a total of 1,241,665,273 shares in issue, options to subscribe for a total of 124,166,527 Shares may be granted under the New Share Option Scheme.

The maximum number of Shares (issued and to be issued) in respect of which options may be granted under the New Share Option Scheme and any other share option scheme(s) of the Company (whether exercised, cancelled or outstanding) to any Eligible Person in any 12-month period shall not exceed 1 per cent. of the total number of Shares in issue from time to time unless such grant has been duly approved by ordinary resolution of the Shareholders in general meeting at which the relevant Eligible Person and his associates abstained from voting and the Company has issued a circular in accordance with the relevant provisions of Chapter 17 of the Listing Rules.

In calculating the aforesaid limit of 1 per cent., options that have lapsed shall not be counted.

GRANT OF OPTIONS TO CONNECTED PERSONS

Any grant of options to a director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is a prospective grantee of the options).

Where options are proposed to be granted to a substantial shareholder or an independent non-executive Director or any of their respective associates, and the proposed grant of options would result in the Shares issued and to be issued upon exercise of all options already granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of the grant of such options to represent in aggregate over 0.1 per cent. of the total number of issued Shares for the time being and have an aggregate value (based on the closing price of a Share at each date of the grant of these options) exceeding HK$5,000,000, the proposed grant shall be subject to the issue of a circular and the approval of the Shareholders in general meeting (taken on a poll) in accordance with the requirements of the Listing Rules at which all Connected Persons abstained from voting (but a Connected Person may vote against the resolution at the general meeting provided that his intention to do so has been stated in the circular).

In calculating the aforesaid limit of 0.1 per cent., options that have lapsed shall not be counted.

TIME FOR EXERCISE OF OPTIONS

The grantee of an option may subscribe for Shares during such period as may be determined by the Board (the period shall commence on the date on which the offer relating to such option is duly approved by the Board in accordance with the New Share Option Scheme and expire in any event not later than the last day of the ten year period after the date of adoption of the New Share Option Scheme (subject to

early termination)). The New Share Option Scheme does not provide for any minimum period for which an option must be held before it can be exercised.

PERFORMANCE TARGETS

The New Share Option Scheme provides that there are no performance targets that need to be met before a grantee is entitled to exercise an option duly granted.

RIGHTS ARE PERSONAL TO GRANTEE

An option shall be personal to the grantee of the option and shall not be assignable nor transferable.

RIGHTS ON CEASING EMPLOYMENT

Subject to the provision in the paragraph below headed "RIGHTS ON DEATH" and the sub-paragraph (d) under the paragraph below headed "LAPSE OF OPTIONS", if a grantee of an option ceases to be an Eligible Person, the grantee may only exercise the option within a period of one month thereafter.

RIGHTS ON DEATH

If a grantee of an option dies, the personal representatives of the grantee may only exercise the option within a period of twelve months thereafter.

RIGHTS ON DISMISSAL

If a grantee of an option ceases to be an Eligible Person by reason of summary dismissal, the right to exercise the option shall thereupon terminate immediately.

EFFECT OF ALTERATIONS TO CAPITAL

In the event of a capitalisation issue, rights issue, consolidation, subdivision or reduction of the share capital of the Company, the Company shall make corresponding alterations (if any) to:

(a) the number of Shares subject to options already granted so far as they remain exercisable; and/or

(b) the subscription price;

provided that

(i) each grantee is given the same proportion of the equity capital of the Company as that to which he was previously entitled;

(ii) no alterations shall be made which would result in the subscription price for a Share being less than its nominal value;

(iii) no such alterations shall be made in respect of an issue of securities by the Company as consideration in a transaction;

(iv) any such alterations, save as those made on a capitalisation issue, shall be confirmed by the auditors of the Company or the independent financial adviser in writing to the Directors as satisfying the requirements of the foregoing paragraphs (i) and (ii); and

(v) any such alterations made pursuant to a subdivision or consolidation of share capital shall be made on the basis that the aggregate subscription price payable by a grantee on full exercise of any option shall remain as nearly as possible the same (but shall not be greater than) as it was before such event.

RIGHTS ON A GENERAL OFFER

If a general offer is made to all the Shareholders, the grantee may by notice in writing within twenty-one days after such offer becoming or being declared unconditional exercise any options to its full extent, and to the extent that they have not been so exercised, the right to exercise the options shall upon the expiry of such period terminate immediately.

RIGHTS ON WINDING UP

If a notice is given to each grantee of a general meeting at which a resolution will be proposed for the voluntary winding-up of the Company, each grantee shall be entitled to exercise all or any of his options at any time not later than two business days prior to the proposed general meeting of the Company. The Company shall , as soon as possible, and, in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot and issue the relevant Shares to the grantee, credited as fully-paid. The right to exercise the options shall, to the extent that they have not been exercised, terminate immediately on the date of the commencement of the voluntary winding-up of the Company.

RIGHTS ON A SCHEME OF ARRANGEMENT

If a general offer by way of a scheme of arrangement is made to all the Shareholders, the grantee may thereafter (but before such time as shall be notified by the Company) by notice in writing to the Company exercise the option in full or in part.

RANKING OF SHARES

Shares allotted on the exercise of options will rank pari passu with the other Shares in issue at the relevant date of allotment except in respect of any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor is before the relevant date of allotment.

PERIOD OF THE SCHEME

The New Share Option Scheme shall be valid and effective for a period of ten years commencing after its date of adoption (subject to early termination).

VARIATION AND TERMINATION

The New Share Option Scheme may be altered in any respect by resolution of the Board except that certain provisions as to:

(a) the definitions of grantee and Eligible Person(s);

(b) the provisions relating to the matters set out in Rule 17.03 of the Listing Rules including those relating to the purpose, duration and administration of the New Share Option Scheme, grant of options (except for the provision that an offer may be accepted in full or in part and the requirement that the offer shall be in writing and shall contain terms of the offer), subscription price, exercise of option, lapse of option, maximum number of Shares available for subscription, reorganisation of capital structure, alteration of the New Share Option Scheme and cancellation of options granted and termination;

shall not be altered to the advantage of grantees or prospective grantees except with the prior approval of the Shareholders in general meeting (with participants and their respective associates abstained from voting). No such alterations shall operate to affect adversely the terms of issue of any options granted or agreed to be granted prior to such alterations except with the consent or sanction in writing of such majority of the grantees as would be required of the Shareholders under the bye-laws for the time being of the Company for a variation of the rights attached to the Shares.

Any alterations to the provisions of the New Share Option Scheme which are of a material nature (except where alterations take effect automatically under the provisions of the New Share Option Scheme) or any change to the terms of options granted must be approved by the Shareholders in general meeting. Any change to the authority of the Board in relation to any alterations to the terms of the New Share Option Scheme must be approved by the Shareholders in general meeting.

The Company, by resolution in general meeting or the Board, may terminate the operation of the New Share Option Scheme at any time and options granted prior to such termination shall continue to be valid and exercisable in accordance with the New Share Option Scheme.

LAPSE OF OPTION

The right to exercise an option (to the extent not already exercised) shall terminate immediately upon the earliest of:

(i) the expiry of the option period as described in the above paragraph headed "TIME FOR EXERCISE OF OPTIONS";

(ii) the expiry of any of the periods referred to in the paragraphs above headed "RIGHTS ON CEASING EMPLOYMENT", "RIGHTS ON DEATH" and "RIGHTS ON A GENERAL OFFER";

(iii) subject to the scheme of arrangement becoming effective, the expiry of the period referred to in the paragraph above headed "RIGHTS ON A SCHEME OF ARRANGEMENT";

(iv) the date on which the grantee ceases to be an Eligible Person by reason of summary dismissal for misconduct or other breach of the terms of his employment or other contract constituting him an Eligible Person, or appears either to be unable to pay or to have no reasonable prospect of being able to pay his debts or has become insolvent or has made any arrangements or composition with his creditors generally or on which has been convicted of any criminal offence involving his integrity or honesty;

(v) subject to the provision in the paragraph above headed "RIGHTS ON WINDING UP", the date of the commencement of the voluntary winding-up of the Company; or

(vi) the date on which the grantee commits a breach of the provision of the New Share Option Scheme that an option shall be personal to the grantee and shall not be assignable nor transferable and that no grantee shall sell, transfer, charge, mortgage or encumber or create any interest in favour of a third party over or in relation to any options.

CANCELLATION OF UNEXERCISED OPTIONS

The Company may cancel an option granted under the New Share Option Scheme but not exercised with the approval of the holder of such option. No options may be granted to an Eligible Person in place of his cancelled options unless there are available unissued options (excluding the cancelled options) within the Scheme Mandate Limit approved by the shareholders of the Company as mentioned in the paragraph headed "MAXIMUM NUMBER OF SHARES" above.

This is an explanatory statement given to the Shareholders relating to a resolution authorising the Company to repurchase its own Shares and Warrants proposed to be passed by the Shareholders by means of an ordinary resolution at the Special General Meeting.

This explanatory statement contains a summary of the information required pursuant to rule 10.06 of the Listing Rules which is set out as follows:

- as at the Latest Practicable Date, there were a total of 1,036,744,924 Shares in issue;

- assuming that no further Shares are issued or repurchased before the Latest Practicable Date, there will be 1,036,744,924 Shares and Warrants carrying rights to subscribe in aggregate approximately HK$81,968,139.60 for Shares in issue, and exercise in full of the Securities Repurchase Mandate would result in up to a maximum of 103,674,492 Shares and Warrants carrying rights to subscribe in aggregate up to approximately HK$8,196,813.96 for Shares being repurchased by the Company during the relevant period referred to in ordinary resolution numbered 4 of the notice of the Special General Meeting;

- the Directors believe that it is in the best interests of the Company and its Shareholders for the Directors to have a general authority from Shareholders to enable the Directors to purchase Shares in and Warrants of the Company on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and, or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and its Shareholders;

- in repurchasing Shares and Warrants, the Company must be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for such purpose in accordance with its memorandum of association and Bye-Laws and the laws of Bermuda. Under Bermuda law, repurchases may only be effected out of the capital paid up on the purchased Shares or out of funds of the Company otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose. Any premium payable on a purchase over the par value of the Shares to be purchased must be provided for out of funds of the Company otherwise available for dividend or distribution or out of the Company's share premium account before the Shares are repurchased. It is envisaged that the funds required for any repurchase would be derived from the distributable profits of the Company;

- as compared with the financial position of the Company as at 31st March, 2002 (being the date of its latest audited accounts), the Directors consider that repurchases of securities have no material adverse impact on the working capital and on the gearing position of the Company in the event that the Securities Repurchase Mandate were to be carried out in full during the proposed repurchase period. Moreover, the Directors do not propose to exercise the Securities Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company;

- none of the Directors or, to the best of their knowledge have made all reasonable enquiries, any of their associates has any present intention, in the event that the Securities Repurchase Mandate is approved by the Shareholders, to sell Shares and/or the Warrants to the Company or its subsidiaries;

- the Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Securities Repurchase Mandate in accordance with the Listing Rules, the Bye-Laws and the applicable laws of Bermuda;

- the Company had not purchased any securities, whether on the Stock Exchange or otherwise, in the six months preceding the Latest Practicable Date; and,

- the Listing Rules prohibit a company from knowingly purchasing securities of the company on the Stock Exchange from a Connected Person. A Connected Person shall not knowingly sell his securities to the company. No Connected Person, as defined in the Listing Rules, has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Securities Repurchase Mandate is approved by the Shareholders.

GENERAL

If as a result of a share repurchase by the Company, a proportionate interest in the voting rights of the Company held by a Shareholder increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Code"). Accordingly, a Shareholder, or group of Shareholders acting in concert, could obtain or consolidate control of the Company or become obliged to make a mandatory offer in accordance with Rule 26 of the Code. If the Company were to repurchase Shares up to the permitted maximum of 10 per cent. of the issued share capital of the Company, such parties may together with any other parties acting in concert with them become obliged to make a mandatory offer in accordance with Rule 26 of the Code.

As at the Latest Practicable Date, Hollyfield Group Limited was interested in Shares representing approximately 42.59 per cent. of the issued share capital of the Company. On the basis that no further Shares are issued or repurchased and in the event that the Securities Repurchase Mandate is exercised in full, the shareholding of Hollyfield Group Limited would be increased to approximately 47.33 per cent. of the issued share capital of the Company. Such increase would give rise to an obligation on the part of Hollyfield Group Limited to make a mandatory offer under Rule 26 of the Code. The Directors have no intention to repurchase Shares to such an extent which will give rise to an obligation on the part of Hollyfield Group Limited to make a mandatory offer under Rule 26 of the Code.

PRICES OF SHARES AND WARRANTS

The highest and lowest prices at which the Shares and the Warrants were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Shares		Warrants	
	Highest	Lowest	Highest	Lowest
	HK$	*HK$*	*HK$*	*HK$*
2001				
July	0.280	0.231	–	–
August	0.280	0.218	–	–
September	0.230	0.180	–	–
October	0.295	0.178	–	–
November	0.305	0.250	–	–
December	0.385	0.300	–	–
2002				
January	0.355	0.250	–	–
February	0.285	0.228	–	–
March	0.330	0.238	0.055	0.026
April	0.345	0.280	0.075	0.030
May	0.310	0.270	0.070	0.040
June	0.285	0.245	0.045	0.035

- *the Warrants were issued in March 2002*


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of the Company will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 27th August, 2002 at 11:35 a.m. (or so soon thereafter as the annual general meeting of Company convened on the same day and at the same place at 11:30 a.m. shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions as a special resolution and ordinary resolutions:

SPECIAL RESOLUTION NO. 1

"**THAT** the existing bye-laws of the Company be and are hereby amended in the following manner:

(A) by substituting the following new bye-law 2(e) for the existing bye-law 2(e):

"expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;";

(B) by replacing the full stop "." appearing at the end of bye-law 2(j) with a semi-colon ";" and inserting the following new bye-law 2(k):

"references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.";

(C) by inserting, in bye-law 25(2), after the words "notice of the person appointed to receive payment of every call and of the times and places appointed for payment may be given to the Members by notice to be inserted in the Newspapers" the following words:

"or by any means in such manner as the Board may, from time to time, determine and as may be accepted by the Designated Stock Exchange";

(D) by inserting, in bye-law 44, after the words "any other newspapers in accordance with the requirements of any Designated Stock Exchange", the following words:

"or by any means in such manner as the Board may, from time to time, determine and as may be accepted by the Designated Stock Exchange";

(E) by inserting, in bye-law 51, after the words "by advertisement in an appointed newspaper and in the Newspapers", the following words:

"or by any means and in such manner as the Board may, from time to time, determine and as may be accepted by the Designated Stock Exchange";

(F) by inserting, in bye-law 55(2)(c), after the words "advertisement in newspapers in accordance with the requirements of the Designated Stock Exchange", the following words:

"or by any means and in such manner as the Board may, from time to time, determine and as may be accepted by the Designated Stock Exchange";

(G) by inserting the following new bye-law 153A:

"The requirement to send a person referred to in Bye-law 153 the documents referred to in that provision shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 on the Company's website or computer network or the website of the Designated Stock Exchange or by any means and in such manner as may be accepted by the Designated Stock Exchange (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents.";

(H) by substituting the existing bye-law 154(2) with the following new bye-law 154(2):

"Subject to Section 89 of the Act, a person, other than an incumbent Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less than twenty-one (21) days before the annual general meeting and furthermore, the Company shall send a copy of any such notice to the incumbent Auditor.";

(I) by inserting, in bye-law 160, the following:

(a) after the words "Any Notice" appearing at the beginning of bye-law 160, the following words:

"or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws";

(b) before the words "cable, telex or facsimile transmission message", the word "electronic,";

(c) after the words "by transmitting it to any such address or transmitting it to any", the words "electronic number or address or website or";

(d) after the words "or may also be served by advertisement in appointed newspapers" and in substitution for the words "(25 defined in the Act) or the Newspapers and in accordance with the requirements of the Designated Stock Exchange", the words "(as defined in the Act) or the Newspapers and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or computer network or the website of the Designated Stock Exchange or any means and in such manner as may be accepted by the Designated Stock Exchange and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above.";

(J) by renumbering both the existing bye-law 161(b) as new bye-law 161(c) and the existing bye-law 161(c) as new bye-law 161(d) and by inserting the following new bye-law 161(b):

"if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or computer network or the website of the Designated Stock Exchange is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;";

(K) by deleting the word "and" appearing at the end of the new bye-law 161(c);

(L) by substituting for the full stop "." appearing at the end of the new bye-law 161(d) with a semi-colon ";" and inserting the word "and" after the semi-colon ";";

(M) by inserting the following new bye-law 161(e):

"may be given to a Member in the English language or the Chinese language or both the English language and the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations";

(N) by inserting the following new bye-law 161A:

"Where a person has, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, consented to receive notice and other documents from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him, any such notice or document in such language only in accordance with his consent hereunder unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of

the Designated Stock Exchange which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment";

(O) by inserting, in bye-law 163, before the words "a cable or telex or facsimile", the following words:

"an electronic or"."

ORDINARY RESOLUTION NO. 2

"**THAT** the rules of the New Share Option Scheme of the Company (a copy of which has been submitted to the meeting and signed by the Chairman of the meeting for the purpose of identification) be and are hereby approved and that the directors of the Company be and are hereby authorised to implement the same and to grant options and to allot and issue shares of the Company pursuant thereto."

ORDINARY RESOLUTION NO. 3

"**THAT**

(A) subject to the following provisions of this resolution, the exercise by the directors of the Company during the relevant period (as defined below) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.10 each in the capital of the Company, and to make or grant offers, agreements or options including warrants, bonds and debentures convertible into shares of the Company which would or might require the exercise of such powers, subject to and in accordance with all applicable laws, be generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(B) the approval in paragraph (A) of this resolution shall authorise the directors of the Company during the relevant period to make or grant offers, agreements or options including warrants, bonds and debentures convertible into shares of the Company which would or might require the exercise of such powers after the end of the relevant period;

(C) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (A) of this resolution, otherwise than pursuant to (i) the exercise of the conversion rights attaching to any convertible securities issued by the Company; (ii) the exercise of warrants to subscribe for shares of the Company; (iii) the exercise of options granted under any share option scheme adopted by the Company; (iv) an issue of shares of the Company in lieu of the whole or part of a dividend on shares of the Company in accordance with the Company's bye-laws; or (v) any offer of any class of securities of the Company for a period fixed by the directors of the Company and made pro rata (apart from fractional entitlements) by the Company to holders of such class of securities (excluding for that purpose any holder who is resident in a place where such offer is not

permitted under the laws of that place), shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(D) For the purpose of this resolution:

"relevant period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the bye-laws of the Company to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 4

"THAT

(A) subject to paragraph (B) below, the exercise by the directors of the Company during the relevant period (as defined below) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company ("Shares") and warrants carrying rights to subscribe for Shares ("Warrants") on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other exchange on which the securities of the Company may be listed and recognised by the Securities & Futures Commission and the stock exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognised Stock Exchange as amended from time to time be generally and unconditionally approved in substitution for and to the exclusion of any existing authority previously granted;

(B) the aggregate nominal amount of Shares and Warrants to be repurchased pursuant to the approval in paragraph (A) above shall not exceed (i) 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and (ii) 10 per cent. of the aggregate amount of the Warrants outstanding as at the date of the passing of this resolution, and the said approval shall be limited accordingly; and

(C) for the purpose of this resolution:

"relevant period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the bye-laws of the Company to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

ORDINARY RESOLUTION NO. 5

"**THAT** subject to the passing of ordinary resolutions numbered 3 and 4 set out in the notice of special general meeting of the Company dated 30th July, 2002, of which this resolution forms part, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares in the Company be extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares."

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 30th July, 2002

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a proxy form must be deposited at the Company's principal place of business in Hong Kong at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, together with a power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

3. A form of proxy for use at the meeting is enclosed.

(ii) 百慕達法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案之授權時。」

第五項普通決議案

「**動議**待本公司刊發日期為二零零二年七月三十日之股東特別大會通告(本決議案為其一部份)內所載第三及第四項普通決議案獲通過，擴大當時有效授予本公司董事可行使本公司權力配發股份之一般性授權，在本公司董事根據該項一般性授權可能配發或同意有條件或無條件配發本公司股本總面值上，加入數額相等於本公司自授出上述一般性授權後董事根據行使本公司購回該等股份之全部權力所購回之本公司股本中之股份總面值。」

承董事會命
公司秘書
梅靜紅

香港，二零零二年七月三十日

香港之主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

附註：

1. 凡有權出席上述大會及投票之本公司股東有權委派一位或多位代表代其出席大會及投票。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之有關授權書或其他授權文件(如有)，或經已核實簽署證明之該等授權書或其他授權文件副本，須於上述大會或其任何續會指定舉行時間48小時前交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓，方為有效。

3. 茲隨附奉上述大會適用之代表委任表格。

購股權與否)之股本總面值不得超過本決議案通過當日之本公司已發行股本總面值20%，而上文之批准以此為限；及

(D) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者中之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 百慕達法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案之授權時。」

第四項普通決議案

「**動議**：

(A) 在下文(B)段之規限下，一般及無條件批准本公司董事依據及按照所有適用法例及香港聯合交易所有限公司(「聯交所」)證券上市規則之規定或任何其他本公司證券可能上市而就此獲證券及期貨事務監察委員會及聯交所認可之任何其他交易所(「認可交易所」)不時修訂之規定，於有關期間(定義見下文)內行使本公司一切權力，在聯交所或認可交易所購回本公司股本中每股面值0.10港元之股份(「股份」)及附有認購股份之認股權證(「認股權證」)，以取代及免除先前授出之任何現有授權；

(B) 根據上文(A)段之批准將予購回之股份及認股權證之總面值不得超過(i)本決議案通過當日之本公司已發行股本總面值10%及(ii)本決議案通過當日尚未行使之認股權證總額10%，而上文之批准以此為限；

(C) 就本決議案而言：

「有關期間」指由本決議案通過之日至下列三者中之較早日期之期間：

(i) 本公司下屆股東週年大會結束時；

本公司發出或視作發作撤銷或修訂該同意之通知，則於發出有關撤銷或修訂通知後，該通知即對送交或送遞予該名人士之任何通知或文件生效」；

(O) 於公司細則第163條「電報或電傳或傳真」之文字前加入下列文字：

「電子或」。」

第二項普通決議案

「**動議**批准本公司採納新購股權計劃之規則(其副本經已提交本大會，並經由本大會主席簽署以資識別)及授權本公司董事實施新購股權計劃及按此而授出購股權並配發及發行本公司之股份。」

第三項普通決議案

「**動議**：

(A) 在本決議案規定之規限下，依據及按照所有適用法例，一般及無條件批准本公司董事於有關期間(定義見下文)內行使本公司一切權力以配發、發行及處理本公司股本中每股面值0.10港元之額外股份，以及作出或批出行使該等權力所必要或可能需要之建議、協議或購股權(包括認股權證、債券及可轉換為本公司股份之債券)，以取代及免除先前授出之任何現有授權；

(B) 本決議案第(A)段之批准授權本公司董事於有關期間內作出或批出於有關期間結束後行使該等權力所必要或可能需要之建議、協議或購股權(包括認股權證、債券及可轉換為本公司股份之債券)；

(C) 本公司董事根據本決議案第(A)段之批准，而非根據(i)本公司發行之任何可換股證券所附之換股權之行使；(ii)可認購本公司股份之認股權證之行使；(iii)本公司採納之任何購股權計劃所授出之購股權之行使；(iv)根據本公司細則發行股份以代替全部或部份本公司股息；或(v)本公司於本公司董事所訂定之期間內按比例(零碎股份除外)向任何級別之證券持有人提呈發售任何該等級別之證券(不包括任何居住於根據該地區之法例並不准許作出該等提呈發售之地區之持有人)，配發或同意有條件或無條件配發(不論根據

(b) 於「電報、電傳或傳真傳送信息」之文字之後加入「電子」；

(c) 於「傳送至任何有關地址或傳送至任何」之文字後加入「電子號碼或地址或網址或」；

(d) 於「或亦可於指定該等報章以廣告方式送交」之文字後及代替「(定義見法例第25條)或該等報章及根據指定證券交易所之規定」之文字，加入「(定義見法例)或該等報章及根據指定證券交易所之規定，或在適用法律准許之情況下，存放於本公司之網站或電腦網絡或指定證券交易所之網站或任何方式及指定證券交易所可能接納之該方法，及向股東發出通知，表示通知或其他文件於該處可供查閱(「可供查閱通知」)。可供查閱通知可按上文載列之任何方式向股東發出。」；

(J) 將現有公司細則第161(b)條重新編號為新公司細則第161(c)條，及將現有公司細則第161(c)條重新編號為新公司細則第161(d)條，以及加入以下新公司細則161(b)條：

「倘以電子通訊發出，則視作於本公司或其代理之伺服器傳送當日發出。於本公司網站或電腦網絡或指定證券交易所之網站存放之通知視作本公司於視為向股東送交可供查閱通知之日後向股東發出；」；

(K) 刪除於新公司細則第161(c)條結尾出現之「及」字；

(L) 取代於新公司細則第161(d)條結尾之句號「。」，改為採用分號「；」，並於分號「；」後加入「及」字。

(M) 加入以下新公司細則第161(e)條：

「可以英文或中文或同時以英文及中文向股東發出，惟須適當遵守一切適用法規、規則及規例。」

(N) 加入以下新公司細則第161A條：

「倘根據一切適用法規、規則及規例，包括(但不限於)指定證券交易所之規則，一名人士同意以英文或中文但並非同時以兩種語文從本公司收取通知及其他文件，則本公司僅需根據該名人士根據此公司細則所同意以該語言向該名人士送遞或送交任何有關通知或文件，除非及直至該名人士根據一切適用法規、規則及規例，包括(但不限於)指定證券交易所之規則，向

(D) 於公司細則第44條「根據任何指定證券交易所之規定於任何其他報章」之文字後加入下列文字：

「或可透過董事會不時決定及獲指定證券交易所接納之任何方式」；

(E) 於公司細則第51條「於指定報章及該等報章刊登廣告」之文字後加入下列文字：

「或可透過董事會不時決定及獲指定證券交易所接納之任何方式」；

(F) 於公司細則第55(2)(c)條「根據指定證券交易所之規定於報章刊登廣告」之文字後加入以下文字：

「或可透過董事會不時決定及獲指定證券交易所接納之任何方式」；

(G) 加入以下新公司細則第153A條：

「倘根據一切適用法規、規則及規例，包括(但不限於)指定證券交易所之規則，本公司將公司細則第153條所述之文件副本刊登於本公司之網站或電腦網絡或指定證券交易所之網站或指定證券交易所可能接納之任何方式及方法(包括發出任何形式之電子通訊)刊登，則應視作已符合公司細則第153條所述向一名人士送交該條文所述文件之規定，而該人士已同意或被視作同意對有關刊登或收取該等文件之方法為解除本公司向其送交該等文件副本之責任。」；

(H) 將以下新公司細則第154(2)條代替現有公司細則第154(2)條：

「於法例第89條規限下，任何人士(現任核數師除外)不得於股東週年大會上獲委任為核數師，除非於股東週年大會前不少於二十一(21)日發出擬委任該名人士擔任核數師之書面通知，此外，本公司須將任何該通知之副本寄交現任核數師。」；

(I) 於公司細則第160條加入下列各項：

(a) 於公司細則第160條起首出現之「任何通知」之文字後加入下列文字：

「或不論是否根據此等公司細則發出或刊發之文件(包括任何「企業傳訊」(具有指定證券交易所之規則所賦予該詞語之涵義))」；



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

茲通告保華德祥建築集團有限公司(「本公司」)謹訂於二零零二年八月二十七日星期二上午十一時三十五分(或緊隨本公司於同日上午十一時三十分於相同地點舉行之股東週年大會結束或其任何續會後)假座於香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，以考慮及酌情通過以下將提呈之決議案為特別決議案及普通決議案：

第一項特別決議案

「**動議**以下列方式修訂本公司之現有公司細則：

(A) 將以下新公司細則第2(e)條代替現有公司細則第2(e)條：

「除出現相反意向外，對引述為書寫之詞語應闡釋為包括印刷、平版印刷、攝影及以可見形式表達文字或形象之任何其他模式，並包括以電子展示形式表達，惟送交有關文件或通知之模式及股東之選擇兩方面均符合一切適用法規、規則及規例；」；

(B) 取代於公司細則第2(j)條結尾之句號「。」，改為採用分號「；」，並加入以下新公司細則第2(k)條：

「對所簽立文件之引述包括對親筆或蓋章或以電子簽署或任何其他方法簽立之引述，而對通知或文件之引述包括以任何數碼、電子、電機、磁力或其他可存取形式或媒介記錄或儲存之通知或文件，以及不論是否擁有實體之可見形式資料。」；

(C) 於公司細則第25(2)條「對被指定收取每次催繳款項之人士及指定支付款項之時間及地點之向股東發出的通知可透過於報章刊載通知之形式作出」之文字後加入下列文字：

「或可透過董事會不時決定及獲指定證券交易所接納之任何方式作出」；

股份及認股權證價格

股份及認股權證於最後可行日期前十二個月每月在聯交所買賣之最高及最低價如下：

	股份		認股權證	
	最高	最低	最高	最低
	港元	港元	港元	港元
二零零一年				
七月	0.280	0.231	–	–
八月	0.280	0.218	–	–
九月	0.230	0.180	–	–
十月	0.295	0.178	–	–
十一月	0.305	0.250	–	–
十二月	0.385	0.300	–	–
二零零二年				
一月	0.355	0.250	–	–
二月	0.285	0.228	–	–
三月	0.330	0.238	0.055	0.026
四月	0.345	0.280	0.075	0.030
五月	0.310	0.270	0.070	0.040
六月	0.285	0.245	0.045	0.035

* 認股權證於二零零二年三月發行

- 董事或(於作出一切合理查詢後據彼等所知)任何彼等之聯繫人士現時概無意在本公司股東批准購回證券授權後出售本公司任何股份及／或認股權證予本公司或其附屬公司；

- 董事已向聯交所作出承諾，只要有關規則及法例適用，彼等將按照上市規則、本公司之公司細則及百慕達適用之法例行使購回證券授權；

- 本公司於最後實際可行日期前六個月內並無於聯交所或其他交易所購買任何證券；及

- 上市規則規定，公司不得明知而在聯交所向關連人士購回公司證券，而關連人士亦不得明知而向公司出售其證券。本公司並無接獲任何關連人士通知其目前有意在股東批准購回證券授權後，向本公司出售股份，或已承諾不會向本公司出售股份。

一般規定

倘本公司購回股份使股東於本公司之投票權之權益比例增加，則就香港公司收購及合併守則(該「守則」)而言，該項增加將被視為一項收購事項。因此，股東或一致行動之股東可取得或鞏固其對本公司之控制權，或須根據守則第26條進行強制性收購。倘本公司購回最多達本公司已發行股本10%之股份，則該等人士連同任何與彼等一致行動之人士須根據守則第26條之規定提出強制性收購建議。

於最後實際可行日期，Hollyfield Group Limited持有本公司已發行股本約42.59%之股份。根據不再發行或購回任何股份之基準，倘全面行使購回證券授權，則Hollyfield Group Limited之持股量將增至佔本公司已發行股份約47.33%。該項增加將會導致Hollyfield Group Limited須根據守則第26條提出強制性收購建議之責任。倘若購回股份將會導致Hollyfield Group Limited須根據守則第26條提出強制性收購建議之責任，則不擬購回股份。

此乃向股東提供有關批准本公司購回本身股份及認股權證之決議案之說明函件，該決議案將在股東特別大會上由股東以普通決議案方式通過。

本說明函件載有根據上市規則第10.06條所規定之資料概要如下：

- 截至最後實際可行日期，共有1,036,744,924股已發行股份；
- 假設由最後實際可行日期前並無再發行或購回任何股份，本公司將有1,036,744,924股股份及附有認購合共約為81,968,139.60港元之已發行股份之認股權證，而全面行使購回證券授權將導致本公司於股東特別大會通告第四項普通決議案所指之有關期間內將購回股份最多達103,674,492股及附有可認購最多合共8,196,813.96港元股份權利之認股權證；
- 董事相信，股東授予董事一般權力讓董事在市場上購入本公司股份及認股權證，乃符合本公司及其股東之利益。購回證券可提高本公司之資產淨值，或其每股盈利，惟須視乎當時市況及融資安排而定，並僅於董事認為購回將有利於本公司及其股東時方予進行；
- 在購回股份及認股權證時，本公司必須全部由其可動用之現金流量中撥支或僅可從其公司組織章程大綱與公司細則以及百慕達法例可合法作此用途之營運資金中撥支。根據百慕達法例，本公司購回股份僅可從繳足股本、原可供派息或分派之本公司資金或為進行購回而發行新股份所得款項來撥付購回事項。購回該等股份時，任何超逾股份面值之溢價須在股份購回前由原可供派息或分派之本公司資金或本公司之股份溢價賬中支付。預期任何購回所需資金將由本公司可分派溢利中撥支；
- 若與本公司於二零零二年三月三十一日（最近之經審核賬目之結算日）之財務狀況比較，董事認為，倘若購回證券授權於建議之購回期間獲全面行使，則購回證券將不會對本公司之營運資金及資產水平產生重大不利影響。況且，倘董事認為行使購回證券授權會對彼等所認為本公司不時適用之營運資金需求或資產負債水平造成重大不利影響，則不擬行使購回證券授權；

(iv) 承授人因為行為失當而遭即時解僱而不再為合資格人士、或違反其僱傭條款或其他任命彼為合資格人士之其他合約、或無力支付或於無合理理據證實可於未來支付債務或破產或與其債務人普遍達成任何安排或和解協議或被判決觸犯任何涉及誠信之刑事罪行；

(v) 上文「**清盤時之權利**」一段所述之條文，本公司開始自動清盤之日期；或

(vi) 承授人觸犯新購股權計劃有關下列事項之條文當日：購股權將為承授人個人所有，不可轉授或轉讓及承授人不可出售、轉讓、抵押、按揭或持有留置權或為第三者製造與任何購股權有關之利益。

註銷未獲行使購股權

本公司可按照新購股權計劃註銷已授出但未行使之購股權，惟需經該購股權持有人之批准。本公司將不會向合資格人士授出購股權以代替其被註銷之購股權，除非股東批准之計劃授權限額尚有未發行購股權可供授出(已註銷購股權不計算在內)。請參閱上文「**最多之股份數目**」一段。

修訂及終止

董事局可議決修訂新購股權計劃任何方面，為保障承授人或預期承授人，下列若干條文則不可更改：

(a) 承授人及合資格人士之定義；

(b) 上市規則第17.03條所載有關事項之條文，包括：新購股權計劃之目的、期限及行政、授出購股權(惟有關全數或部份接納購股權之條文及授出購股權需以書面形式發出並載有授出購股權條款之規定則除外)、認購價、購股權之行使、購股權之失效、可供認購之最多股份數目、股本架構重組、修訂新購股權計劃及註銷授出之購股權及終止；

惟經股東於股東大會上批准則除外(參與者及彼等各自之聯繫人士須放棄在會上投票)。倘若股東根據本公司當時之公司細則，要求對股份所附權利作出修訂，則任何修訂將不可對作出修訂前已授出或同意授出之任何購股權之發行條款產生不利影響，惟經大部份承授人書面批准或同意則除外。

對新購股權計劃條文所作出之任何重大性質修訂(根據新購股權計劃條文而自動生效之修訂則除外)，或對授出購股權條款作出任何改動，必須經股東在股東大會上批准。董事局就有關修訂新購股權計劃之條款之職權，如出現任何變動，必須經股東在股東大會上批准。

本公司透過股東大會決議案或董事局可隨時終止新購股權計劃之運作，而在終止計劃前所授出之購股權將為繼續有效，並可按照新購股權計劃行使。

購股權失效

倘發生下列事項(以較早發生者為準)，則購股權之行使權(以尚未行使者為限)將即時終止：

(i) 上文「**行使購股權之期限**」一段所述購股權期限屆滿；

(ii) 上文「**終止僱傭關係時之權利**」、「**身故時之權利**」及「**全面收購時之權利**」所述之任何期限屆滿；

(iii) 如債務償還安排生效，則上文「**債務償還安排之權利**」一段所述之期限屆滿；

(iii) 倘本公司因某項交易而發行證券作為代價，則不作更改；

(iv) 任何更改(資本化發行而作出之更改除外)須經本公司核數師或獨立財務顧問向董事書面確認可滿足上文(i)及(ii)段所述之要求；及

(v) 根據股本分拆或合併而作出之任何更改，將需確保承授人在全面行使任何購股權時所應支付之認購價總額最貼近原來之總額(惟不可超逾原來之總額)。

全面收購時之權利

倘若向全體股東提呈全面收購，則承授人須於該全面收購成為或將宣佈為無條件當日後二十一日內，以書面通知全面行使其任何購股權，惟以尚未行使者為限。如未能行使購股權，則購股權之行使權利將於該段期間屆滿時即時終止。

清盤時之權利

倘若本公司向每位承授人發出召開股東大會通告，並將在大會上提呈自動清盤之決議案，則各承授人有權可於本公司建議之股東大會舉行日期前兩個營業日前，行使其所有或任何購股權。本公司須盡快，惟無論如何最遲須於上述建議之股東大會日期前的工作天向承授人配發及發行有關及入賬列作繳足之股份。購股權之行使權利將於本公司開始自動清盤當日即時終止，惟以尚未行使者為限。

債務償還安排之權利

倘若以債務償還安排之方式向全體股東提呈全面收購，則承授人可在其後(惟須於本公司可能通知之時間之前)向本公司發出書面通知以行使全部或部份購股權。

股份之地位

行使購股權而配發之股份於有關配發日期之已發行之其他股份享有同等權益，惟無權分享之前宣派或建議或議決將予支付或作出任何股息或其他分派(如其記錄日期早於有關之配發日期)。

計劃之期間

新購股權計劃將由採納當日後起計十年期間內有效(可提前終止)。

日後十年期間之最後一日屆滿(可提前終止))。新購股權計劃並無條文規定購股權持有人在承授後需持有任何最少期間方可行使購股權。

表現指標

新購股權計劃並無規定承授人在行使獲正式授出之購股權之前，須滿足任何表現指標。

承授人之個人權利

購股權乃為購股權承授人個人所有，不可轉授或轉讓。

終止僱傭關係時之權利

在根據下文「**身故時之權利**」一節及下文「**購股權失效**」一節(d)分段之條文規限下，如購股權承授人不再為合資格人士，該承授人只可在其後一個月期間內行使購股權。

身故時之權利

如承授人不幸身故，則承授人之個人代表只可在其後十二個月期間內行使購股權。

被解僱時之權利

倘若購股權承授人因為即時解僱而不再為合資格人士，則行使購股權之權利於解僱時立即終止。

更改股本之影響

倘若發生資本化發行、供股、本公司股本合併、分拆或削減，本公司將可對下列各項作出相應更改(如有)：

(a) 經已授出而尚未行使之購股權之有關股份數目；及／或

(b) 認購價；

惟

(i) 各承授人所佔本公司股本部份與之前可享有者相同；

(ii) 認購價低於其股份面值，則不作更改；

因按照新購股權計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權獲行使及將獲行使，而將予發行之最多股份數目不可超逾不時已發行股份總數之30%。

於最後可行日期，本公司已發行合共1,036,744,924股股份。假設於採納新購股權計劃當日之前，並無進一步發行股份，則根據計劃授權限額按照新購股權計劃可授出之購股權可認購股份合共為103,674,492股股份。假設認股權證隨附之全部認購權利獲行使，則已發行股份總數將為1,241,665,273股，而根據新購股權計劃可授出之購股權可認購之股份總數為124,166,527股。

根據新購股權計劃及本公司任何其他購股權計劃而於任何12個月期間向任何合資格人士授出之購股權(無論已行使、註銷或尚未行使者)，其有關之股份最多數目(包括已發行及將予發行股份數目)將不可超逾不時已發行股份總數之1%。如授出之數目超逾1%，則必須經股東於股東大會上以普通決議案正式批准，有關合資格人士及其聯繫人士則須放棄在大會上投票，而本公司亦須按照上市規則第17章有關條文之規定發出通函。

在計算上述之1%限額時，已失效之購股權將不計算在內。

向關連人士授出購股權

倘向本公司董事、主要行政人員或主要股東或任何彼等各自之聯繫人士授出任何購股權，則須經獨立非執行董事批准(不包括預期購股權承授人為任何獨立非執行董事)。

倘若向主要股東或獨立非執行董事或任何彼等各自之聯繫人士建議授出購股權，而該等建議授出之購股權將導致該名人士於12個月期間至授出該購股權當日(包括該日)所經已授予之購股權(包括經已行使、註銷及尚未行使者)在全面行使時之已發行及將予發行股份合共超逾當時已發行股份總數之0.1%，而總值超過5,000,000港元(按各購股權每日授出之股份收市價計算)，則本公司必須根據上市規則之規定就建議授出購股權刊發通函及於股東大會上尋求股東批准(以投票表決)，所有關連人士必須放棄在大會上投票(惟關連人士可事先於通函內表明會投反對票，則可於大會上投票反對決議案)。

在計算上述之0.1%限額時，已失效之購股權將不計算在內。

行使購股權之期限

購股權之承授人可於董事局釐定之期間內認購股份(該期間將由董事局按照新購股權計劃正式批准授出該購股權當日開始，而無論如何最遲於採納新購股權計劃當

以下為本公司建議股東特別大會上將予採納之新購股權計劃規則概要：

該計劃目的

新購股權計劃之目的為對本公司作出貢獻及提升本公司利益而努力不懈之合資格人士，提供激勵或報酬。

參加人士

董事局擁有絕對酌情權，可向任何合資格人士授出購股權。

股份價格

接納授出之購股權毋需支付任何初步費用。購股權之行使價將由董事局釐定(可按新購股權計劃之規則作出調整)，可為下列較高者：(i)股份面值；及(ii)根據上市規則不時認可的認購價。在不限制上述原則下，董事局可授出購股權，此購股權的行使價可於不同時間及不同價格而釐定。

最多之股份數目

根據新購股權計劃及本公司任何其他購股權計劃可授出購股權可認購最多之股份數目，不可超逾本公司於股東批准新購股權計劃當日之已發行股份總數之10%(「計劃授權限額」)。根據現有購股權計劃條款，失效之購股權將不計算在該10%限額當中。本公司可於股東大會上經股東通過普通決議案，更新計劃授權限額，惟須：

(a) 更新之計劃授權限額不可超逾於股東批准更新計劃授權限額當日之已發行股份總數之10%；

(b) 凡之前根據任何現有計劃授出之購股權(包括根據有關計劃規則尚未行使、註銷或失效或已行使之購股權)將不計算在更新計劃授權限額之限額內；及

(c) 遵照上市規則第17章有關條文規定之方式將建議更新計劃授權限額之通函寄予股東，該通函其中載有上述條文所規定之資料。

備查文件

以下文件可由本通函日期起至二零零二年八月二十六日及股東特別大會舉行日期之一般辦公時間內於本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓可供查閱：

(i) 新購股權計劃規則；及

(ii) 本公司組織章程大綱及公司細則。

此致

列位股東 台照
認股權證持有人及
按照現有購股權計劃獲授購股權之持有人 參照

代表
保華德祥建築集團有限公司
主席
陳國強博士
謹啟

二零零二年七月三十日

董事相信，倘於股東特別大會授出一般授權，對本公司及股東整體均有利。舉例而言，某些需要盡快完成之交易，例如本公司以發行股份作為代價之收購，有需要根據一般授權發行股份。董事現時無意由本公司進行任何收購，亦無計劃藉發行新股份集資。

附錄二載有說明函件，向股東提供所有合理必要之資料，使彼等就投票贊成或反對購回證券授權之決議案作出知情之決定。

股東特別大會

本通函第18頁至23頁載有股東特別大會通告，有關本公司謹訂於二零零二年八月二十七日星期二上午十一時三十五分(或緊隨本公司於同日上午十一時三十分於相同地點舉行之股東週年大會結束或其任何續會後)，假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，並將於大會上提呈批准修訂公司細則、採納新購股權計劃及授予一般授權之決議案。

隨函奉附適用於股東特別大會之代表委任表格。無論　閣下擬出席大會與否，務請按照代表委任表格列印之指示將其填妥，並盡快於大會指定舉行時間48小時前將表格交回本公司在香港之主要營業地點。填妥及交回代表委任表格後，　閣下仍可親身出席股東特別大會或其任何續會，並於會上投票。

推薦意見

董事認為，修訂公司細則、引入新購股權計劃及授予一般授權乃符合本公司及其股東之最佳利益，並建議股東投票贊成將於股東特別大會上提呈之所有決議案。

責任聲明

本通函乃遵照上市規則刊載有關本公司資料之詳情。各董事對本通函所載資料之準確性共同及個別承擔全責，並在作出合理查詢後確認，就彼等所深知及確信，並無遺漏其他事實致使本通函所載任何聲明出現誤導。

採納新購股權計劃之條件

新購股權計劃需待下列各項獲履行後，方可作實：

(a) 股東於股東特別大會上通過批准採納新購股權計劃之必需決議案；及

(b) 聯交所上市委員會批准新購股權計劃及按照新購股權計劃將予授出之任何購股權及因行使任何該等購股權而將予發行之股份上市及買賣。

購股權之價值

董事認為，由於目前尚有若干關於估值之決定性因素未能確定，故假設按照新購股權計劃可予授出之購股權乃於最後可行日期授出，從而得出所有購股權之價值並不恰當。該等因素包括行使期間及該購股權之條件(如有)。因此，根據大量推斷性假設而對購股權進行任何估值乃不切實際，並會對股東造成誤導。

上市及買賣

本公司將向聯交所上市委員會申請批准新購股權計劃、其後按照新購股權計劃授出購股權及根據新購股權計劃而可能發行及配發之新股份上市及買賣。

本公司股份只在聯交所上市，而並無在任何其他交易所上市。

發行股份及購回證券之一般授權

於二零零二年一月二十八日舉行之本公司股東特別大會上，授予董事一般授權(a)行使本公司之權力配發及發行不超過本公司於有關決議案授出之日已發行股本總面值20%之股份；及(b)購回不超過本公司於有關決議案授出之日已發行股本總面值10%之證券。倘該等權力未獲行使，則該一般授權將於二零零二年八月二十七日舉行之本公司股東週年大會結束時屆滿。於股東特別大會上將提呈普通議案授予董事一般授權，行使本公司權力配發及發行不超過本公司於決議案通過當日已發行股本總面值20%之股份。股東特別大會上亦提呈一項普通決議案授予董事一般授權，購回不超過本公司於該決議案通過當日已發行股本總面值10%之股份及於該決議案通過當日尚未行使之認股權證總額10%。

新購股權計劃

根據新購股權計劃可發行之股份數目

於最後可行日期，本公司已發行合共1,036,744,924股股份。假設於採納新購股權計劃當日之前，並無進一步發行股份，則本公司可根據新購股權計劃授出之購股權，將可認購合共103,674,492股股份，即於採納新購股權計劃當日股份數目總數之10%。假設認股權證隨附之全部認購權利獲行使，則已發行股份總數將為1,241,665,273股，而根據新購股權計劃可授出之購股權可認購之股份總數為124,166,527股。

根據上市規則第17.03(3)條附註(2)，按照新購股權計劃及任何其他購股權計劃授出而尚未行使之所有購股權獲行使及將獲行使，而將予發行之股份數目限額，不可超逾不時已發行股份之30%。倘若超逾此30%之限額時，本公司將不可根據任何購股權計劃授出購股權。

授出購股權之時間限制

根據上市規則第17.05條，當發生價格波動事項或價格波動事項乃一項決定之目的，則於報章公佈有關價格波動資料前，不可授出購股權。尤其在緊接下列事項發生前一個月開始之期間(以較早發生者為準)：

(a) 批准本公司中期或年度業績之董事局會議舉行日期(根據上市協議第12段首個知會聯交所之日期)；及

(b) 本公司根據上市協議公佈中期或年度業績之截止日期

及業績公佈日期，不可授出購股權。

新購股權計劃之主要條款

新購股權計劃之規則概要載於本通函附錄一內。

採納新購股權計劃之理由

董事認為，對本公司作出貢獻及提升本公司利益而努力不懈之合資格人士，提供激勵或報酬，乃符合本公司之最佳利益。透過採納新購股權計劃，合資格人士將可與本公司一同成長，為本公司之成功作出更多貢獻。

本公司將於舉行股東特別大會後之營業日公佈大會就採納新購股權計劃之結果。

修訂公司細則

上市規則已作出若干修訂，准許上市發行人於事先收到證券持有人之批准，以及倘在適用法例及規例及上市公司本身之組織章程文件准許之情況下，向證券持有人以電子形式發送或以其他方式提供公司通訊。

現有公司細則規定(其中包括)本公司向股東發送之任何通知須以書面、或透過電報、電傳或傳真傳送訊息作出，而本公司可按該條文特別指定之方式，以親身或透過郵遞發送，或透過電傳或傳真傳送向任何股東送交或送遞任何該等通知及任何其他文件。

因此，董事相信修訂公司細則以便符合以電子形式發送公司通訊之規定誠屬適當之做法。就修訂公司細則以執行上述事項之特別決議案將於股東特別大會上提呈以供股東考慮及酌情批准。

現有購股權計劃

根據現有購股權計劃，於最後可行日期，本公司合共授出可認購144,594,294股股份之購股權，其中：

(a) 未有因購股權行使而發行股份；

(b) 授出可認購16,100,000股股份(佔於最後可行日期已發行股份之約1.6%)之購股權為尚未行使及可予行使，如未獲行使，將於二零零三年六月十六日因行使期間屆滿而失效；

(c) 可認購128,494,294股股份之購股權失效；及

(d) 並無購股權獲註銷。

現有購股權計劃將於二零零三年八月三十一日屆滿。由最後可行日期起至二零零三年八月三十一日，本公司將不會再根據現有購股權計劃進一步授出購股權。

除現有購股權計劃外，本公司並無其他涉及發行新股份之購股權計劃。當採納新購股權計劃後，現有之購股權計劃將告終止。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）

董事：
陳國強（主席）
劉高原（副主席）
陳佛恩（董事總經理）
周美華
張漢傑
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

修訂公司細則
採納新購股權計劃
終止現有購股權計劃
及發行股份及購回證券之一般授權

緒言

於一九九三年九月一日，本公司採納現有購股權計劃。由於聯交所經已大幅修訂上市規則第17章有關購股權計劃之條文，本公司建議採納新購股權計劃，取代現有購股權計劃。除此以外，本公司提議修訂公司細則，致使本公司可以採用電子形式發放通告、文件或其他公司通訊。

本通函旨在向　閣下提供上述建議之進一步資料及召開股東特別大會，以考慮及酌情通過就實施該建議而需要提呈之決議案。

「上市規則」	指	聯交所證券上市規則
「新購股權計劃」	指	建議將於股東特別大會上有條件地批准為合資格人士而設之購股權計劃，有關條款概要載於本通函附錄一
「購回證券授權」	指	將於股東特別大會上尋求股東授權董事按股東特別大會通告所述之方式購回股份及認股權證之一般授權
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	股份之持有人
「股東特別大會」	指	本公司將於二零零二年八月二十七日星期二上午十一時三十五分（或緊隨本公司於同日上午十一時三十分於相同地點舉行之股東週年大會結束或其任何續會後），假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東特別大會，大會通告載於本通函第18至23頁
「聯交所」	指	香港聯合交易所有限公司
「認股權證」	指	本公司之認股權證，該認股權證可於直至二零零三年八月二十九日（包括該日）前任何時間按初步認購價每股0.40港元（可予調整）認購合共81,968,139.60港元之股份之權利

釋 義

除非文義別有所指，否則本通函內，下列詞語具有下列涵義：

「聯繫人士」	指	上市規則所指之涵義
「董事局」	指	董事局
「公司細則」	指	本公司之公司細則
「本公司」	指	保華德祥建築集團有限公司，一間在百慕達註冊成立之有限公司，其證券在聯交所上市
「關連人士」	指	上市規則所指之涵義
「董事」	指	本公司當時之董事
「合資格人士」	指	董事會全權釐定，任何曾對或將對本集團或任何投資機構之成長及發展作出貢獻之本集團任何成員或任何投資機構之僱員(不論全職或兼職)、行政人員或高級職員、董事(包括執行、非執行及獨立非執行董事)及本集團任何成員或任何投資機構之著名人士、資詢人、顧問或代理人
「現有購股權計劃」	指	本公司於一九九三年九月一日之現有購股權計劃
「一般授權」	指	將於股東特別大會尋求股東批准之購回證券授權及發行股份之一般授權
「集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「投資機構」	指	任何本集團持有股權權益之機構
「最後可行日期」	指	二零零二年七月二十二日，即本通函付印前可確定若干資料之最後可行日期
「上市協議」	指	本公司與聯交所之上市協議

目　錄

本通函乃要件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售名下所有保華**德祥建築集團有限公司**之股份及／或認股權證，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣之銀行經理、股票經紀或其他代理商，以便轉交買主。



PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

修訂公司細則
採納新購股權計劃
終止現有購股權計劃
及發行股份及購回證券之一般授權

保華德祥建築集團有限公司謹訂於二零零二年八月二十七日星期二上午十一時三十五分（或緊隨本公司於同日上午十一時三十分於相同地點舉行之股東週年大會結束或其任何續會後），假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東特別大會，大會通告載於本通函第18至23頁。無論　閣下擬出席大會與否，務請按照隨附之代表委任表格列印之指示將其填妥，並盡快於大會或其續會（視情況而定）指定舉行時間48小時前將表格交回本公司在香港之主要營業地點，地址為香港九龍觀塘鴻圖道51號保華企業中心31樓。填妥及交回代表委任表格，　閣下仍可親身出席大會或其任何續會，並於會上投票。

二零零二年七月三十日